Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditor’s Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-134

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2023, the consolidated interim statement of comprehensive income for the three-month and six-month periods ended June 30, 2023, the consolidated interim statement of changes in equity and cash flows for the six-month period ended June 30, 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matter

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, changes in equity and cash flows for the six-month periods ended June 30, 2022, were reviewed by other auditors whose report thereon, dated August 12, 2022, expressed that nothing came to their attention that caused them to believe that those condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting. The condensed consolidated interim financial statements that other auditors reviewed are those before reflecting the adjustments described in Note 2. The accompanying condensed consolidated interim financial statements for the six-month periods ended June 30, 2022, presented for comparative purposes, are those after reflecting such adjustments.

The consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 7, 2023, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2023

This report is effective as of August 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

	June 30, 2023	December 31, 2022

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 4 and 6)	21,690,361	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11 and 24)	21,408,298	19,860,573
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8 and 11)	34,904,105	33,085,080
Securities at amortized cost (Notes 4, 9 and 11)	25,949,620	28,268,516
Loans and other financial assets at amortized cost (Notes 4, 10, 11 and 39)	369,016,226	355,760,729
Investments in joint ventures and associates (Note 12)	1,621,670	1,305,636
Investment properties (Note 13)	474,333	387,707
Premises and equipment (Note 14)	3,133,215	3,142,930
Intangible assets (Note 15)	989,476	849,114
Assets held for sale (Note 16)	17,796	13,772
Net defined benefit asset (Note 22)	302,581	319,280
Current tax assets	42,965	53,274
Deferred tax assets	75,794	109,299
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	70,980	37,786
Other assets (Notes 17,39 and 40)	3,214,199	3,061,552

Total assets	482,911,619	480,474,396

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	8,533,801	8,952,399
Deposits due to customers (Notes 4, 11, 19 and 39)	333,713,217	342,105,209
Borrowings (Notes 4, 11 and 20)	30,545,104	28,429,603
Debentures (Notes 4, 11 and 20)	42,613,485	44,198,486
Provisions (Notes 21, 38 and 39)	609,311	545,865
Net defined benefit liability (Note 22)	39,723	35,202
Current tax liabilities	155,068	843,555
Deferred tax liabilities	390,767	31,799
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	216,680	202,911
Other financial liabilities (Notes 4, 11, 23, 39 and 40)	32,718,181	22,811,868
Other liabilities (Notes 23 and 39)	685,018	690,157

Total liabilities	450,220,355	448,847,054

EQUITY
Owners’ equity (Note 26)
Capital stock	3,640,303	3,640,303
Hybrid securities	3,411,676	3,112,449
Capital surplus	685,427	682,385
Other equity	(1,944,858)	(2,423,392)
Retained earnings	24,452,124	23,750,152

	30,244,672	28,761,897

Non-controlling interests	2,446,592	2,865,445

Total equity	32,691,264	31,627,342

Total liabilities and equity	482,911,619	480,474,396

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month

	(Korean Won in millions, except per share data)
Interest income	5,048,739	9,977,877	3,272,657	6,213,415
Financial assets at FVTPL	47,642	91,617	21,062	37,735
Financial assets at FVTOCI	228,548	436,796	149,991	291,582
Financial assets at amortized cost	4,772,549	9,449,464	3,101,604	5,884,098
Interest expense	(2,854,567)	(5,564,884)	(1,157,001)	(2,110,093)

Net interest income (Notes 11, 28 and 39)	2,194,172	4,412,993	2,115,656	4,103,322

Fees and commissions income	642,016	1,261,278	634,683	1,211,603
Fees and commissions expense	(217,845)	(419,013)	(193,999)	(365,219)

Net fees and commissions income (Notes 11, 29 and 39)	424,171	842,265	440,684	846,384

Dividend income (Notes 11, 30 and 39)	42,925	92,005	31,899	78,922
Net gain on financial instruments at FVTPL (Notes 11, 31 and 39)	122,019	360,517	226,041	341,427
Net loss on financial assets at FVTOCI (Notes 11 and 32)	(729)	(398)	(1,921)	(1,650)
Net gain on disposals of financial assets at amortized cost (Note 11)	51,402	115,708	18,890	66,958
Impairment losses due to credit loss (Notes 11, 33 and 39)	(556,242)	(817,815)	(330,795)	(496,863)
General and administrative expense (Notes 34 and 39)	(1,020,936)	(2,057,916)	(980,974)	(1,957,102)
Other net operating expense (Notes 11, 24, 34 and 39)	(361,344)	(799,921)	(315,809)	(549,285)

Operating income	895,438	2,147,438	1,203,671	2,432,113

Gain on valuation of joint ventures and associates (Note 12)	63,841	70,983	20,104	7,285
Net other non-operating income(expense)	(81,067)	(69,888)	79,059	28,513

Non-operating income(expense) (Note 35)	(17,226)	1,095	99,163	35,798

Net income before income tax expense	878,212	2,148,533	1,302,834	2,467,911

Income tax expense (Note 36)	(211,022)	(534,721)	(316,002)	(608,607)

Net income	667,190	1,613,812	986,832	1,859,304

Net gain(loss) on valuation of equity securities at FVTOCI	50,369	130,792	(43,477)	(42,534)
Changes in capital due to equity method	(743)	2,957	(1,502)	(1,469)
Remeasurement gain(loss) related to defined benefit plan	32,137	(61,730)	93,343	128,886

Items that will not be reclassified to profit or loss	81,763	72,019	48,364	84,883

Net gain(loss) on valuation of debt securities at FVTOCI	(46,135)	190,920	(297,836)	(521,708)
Changes in capital due to equity method	(2,055)	(667)	2,680	3,182
Gain (loss) on foreign currency translation of foreign operations	(15,560)	159,990	191,723	250,915
Gain (loss) on valuation of hedges of net investments in foreign operations	(5,724)	(28,929)	(40,022)	(43,971)
Gain (loss) on valuation of cash flow hedge	(540)	(10,873)	1,520	2,924

Items that may be reclassified to profit or loss	(70,014)	310,441	(141,935)	(308,658)

Other comprehensive income(loss), net of tax	11,749	382,460	(93,571)	(223,775)

Total comprehensive income	678,939	1,996,272	893,261	1,635,529

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month

	(Korean Won in millions, except per share data)
Net income attributable to:	667,190	1,613,812	986,832	1,859,304
Net income attributable to owners	625,190	1,538,876	922,746	1,761,934
Net income attributable to non-controlling interests	42,000	74,936	64,086	97,370

Total comprehensive income attributable to:	678,939	1,996,272	893,261	1,635,529
Comprehensive income attributable to owners	635,199	1,907,895	825,292	1,532,364
Comprehensive income attributable to non-controlling interests	43,740	88,377	67,969	103,165

Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	814	2,028	1,237	2,364

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	1,761,934	1,761,934	97,370	1,859,304
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(563,756)	—	(563,756)	(486)	(564,242)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(63)	63	—	—	—
Changes in capital due to equity method	—	—	—	1,713	—	1,713	—	1,713
Gain on foreign currency translation of foreign operations	—	—	—	244,646	—	244,646	6,269	250,915
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(43,971)	—	(43,971)	—	(43,971)
Gain on valuation of cash flow hedge	—	—	—	2,924	—	2,924	—	2,924
Capital related to non-current assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement of the net defined benefit liability	—	—	—	128,874	—	128,874	12	128,886
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(545,787)	(545,787)	(9,931)	(555,718)
Issuance of hybrid securities	—	299,363	—	—	—	299,363	—	299,363
Dividends to hybrid securities	—	—	—	—	(41,375)	(41,375)	(61,890)	(103,265)
Redemption of hybrid securities	—	—	—	(60,491)	—	(60,491)	(559,565)	(620,056)
Changes in subsidiaries’ capital	—	—	—	27,365	(27,365)	—	—	—

June 30, 2022 (Unaudited)	3,640,303	2,593,744	682,385	(2,430,652)	22,540,313	27,026,093	2,479,955	29,506,048

January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	1,538,876	1,538,876	74,936	1,613,812
Net gain on valuation of financial instruments at FVTOCI	—	—	—	321,529	—	321,529	183	321,712
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(149)	149	—	—	—
Changes in capital due to equity method	—	—	—	2,321	(50)	2,271	19	2,290
Gain on foreign currency translation of foreign operations	—	—	—	146,735	—	146,735	13,255	159,990
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(28,929)	—	(28,929)	—	(28,929)
Loss on valuation of cash flow hedge	—	—	—	(10,873)	—	(10,873)	—	(10,873)
Capital related to non-current assets held for sale	—	—	—	—	—	—	—	—
Remeasurement of the net defined benefit liability	—	—	—	(61,714)	—	(61,714)	(16)	(61,730)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(713,111)	(713,111)	(11,489)	(724,600)
Acquisition of treasury stocks	—	—	—	(23,637)	—	(23,637)	—	(23,637)
Issuance of hybrid securities	—	299,227	—	—	—	299,227	—	299,227
Dividends to hybrid securities	—	—	—	—	(63,153)	(63,153)	(55,319)	(118,472)
Redemption of hybrid securities	—	—	—	(525)	—	(525)	(499,287)	(499,812)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,491)	(1,869)	(79,613)	(81,482)
Changes in non-controlling interests related to business combinations	—	—	4,911	73,037	—	77,948	138,478	216,426
Others	—	—	—	248	(248)	—	—	—

June 30, 2023 (Unaudited)	3,640,303	3,411,676	685,427	(1,944,858)	24,452,124	30,244,672	2,446,592	32,691,264

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month periods ended June 30
	2023	2022

	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,613,812	1,859,304
Adjustments to net income:
Income tax expense	534,721	608,607
Interest income	(9,977,877)	(6,213,415)
Interest expense	5,564,884	2,110,093
Dividend income	(92,005)	(78,922)

	(3,970,277)	(3,573,637)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	—	699,378
Loss on financial assets at FVTOCI	7,160	3,115
Impairment loss due to credit loss	817,815	496,863
Loss related to other provisions	59,768	1,796
Retirement benefit	56,429	82,285
Depreciation and amortization	489,010	449,935
Loss on foreign currency translation	400,189	114,568
Loss on derivatives (designated for hedge)	31,384	183,355
Loss on fair value hedge	10,033	—
Loss on valuation of investments in joint ventures and associates	3,609	31,872
Loss on disposal of investments in joint ventures and associates	—	116
Loss on disposal of premises and equipment, intangible assets and other assets	1,174	1,487
Impairment loss on premises and equipment, intangible assets and other assets	6	335
Other losses	—	62,196

	1,876,577	2,127,301

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	366,972	—
Gain on financial assets at FVTOCI	6,762	1,465
Gain on other provisions	2,596	52,219
Gain on derivatives (designated for hedge)	62,328	69,151
Gain on fair value hedges	28,071	198,984
Gain on valuation of investments in joint ventures and associates	74,592	39,158
Gain on disposal of investments in joint ventures and associates	22,985	560
Gain on disposal of premises and equipment, intangible assets and other assets	3,372	41,719
Reversal of impairment loss on premises and equipment, intangible assets and other assets	263	168
Other incomes	16,972	15,880

	584,913	419,304

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(499,873)	(677,954)
Loans and other financial assets at amortized cost	(12,469,043)	(11,960,061)
Other assets	(407,581)	(846,756)
Deposits due to customers	(9,604,576)	14,497,529
Provisions	(9,347)	(5,815)
Net defined benefit liability	(118,778)	(3,105)
Other financial liabilities	8,706,870	2,633,176
Other liabilities	(31,945)	(41,769)

	(14,434,273)	3,595,245

Interest income received	9,843,046	5,906,023
Interest expense paid	(4,409,693)	(1,770,748)
Dividends received	92,229	79,174
Income tax paid	(925,629)	(605,666)

Net cash inflow(outflow) from operating activities	(10,899,121)	7,197,692

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

(CONTINUED)

	For the six-month periods ended June 30
	2023	2022

	(Korean Won in millions)
Cash flows from investing activities:
Net cash out-flows from obtaining control	(209,643)	—
Disposal of financial instruments at FVTPL	5,987,268	3,549,922
Acquisition of financial instruments at FVTPL	(6,860,470)	(2,893,949)
Disposal of financial assets at FVTOCI	10,728,661	11,812,784
Acquisition of financial assets at FVTOCI	(11,628,165)	(9,414,426)
Redemption of securities at amortized cost	4,842,587	3,165,261
Acquisition of securities at amortized cost	(2,333,300)	(6,037,378)
Changes in subsidiaries	(228,760)	—
Disposal of investments in joint ventures and associates	132,913	109,666
Acquisition of investments in joint ventures and associates	(144,822)	(128,636)
Disposal of investment properties	—	2,021
Acquisition of investment properties	(99,234)	—
Disposal of premises and equipment	12,399	42,794
Acquisition of premises and equipment	(53,755)	(82,330)
Disposal of intangible assets	186	1,160
Acquisition of intangible assets	(109,196)	(74,347)
Disposal of assets held for sale	3,238	35,937
Net decrease of other assets	7,814	49,206

Net cash inflow(outflow) from investing activities	47,721	137,685

Cash flows from financing activities:
Net cash in-flows from hedging activities	200	11,139
Net increase in borrowings	1,460,163	5,575,778
Issuance of debentures	14,247,045	14,286,117
Redemption of debentures	(16,116,250)	(12,327,529)
Redemption of lease liabilities	(47,793)	(86,931)
Net increase of other liabilities	423	1,014
Acquisition of treasury stocks	(23,637)	—
Dividends paid to common stocks	(713,111)	(545,787)
Issuance of hybrid securities	299,227	299,363
Redemption of hybrid securities	(500,011)	(643,000)
Dividends paid to hybrid securities	(118,472)	(103,265)
Dividends paid to non-controlling interest	(11,489)	(9,931)
Changes in non-controlling interests	(180,514)	—
Net increase of liabilities for non-controlling interests	1,216	854

Net cash inflow(outflow) from financing activities	(1,703,003)	6,457,822

Effects of exchange rate changes on cash and cash equivalents	25,616	1,128,238
Net increase(decrease) in cash and cash equivalents	(12,528,787)	14,921,437
Cash and cash equivalents, beginning of the period	34,219,148	20,613,073

Cash and cash equivalents, end of the period (Note 6)	21,690,361	35,534,510

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,640,303 million Won as of June 30, 2023. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

As of March 23, 2023 the Parent company acquired a 53.9% interest (excluding treasury stocks, 52% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of June 30, 2023 and December 31, 2022 are as follows:

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2023	December 31, 2022	Location
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	June 30
Woori Asset Trust Co., Ltd.(*1)	Real estate trust	95.3	67.2	Korea	June 30
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	June 30
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	June 30
Woori Venture Partners(*1)	Other financial services	55.5	—	Korea	June 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	June 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	84.2	84.2	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	June 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	June 30
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	June 30
Woori Bank Europe	Finance	100.0	100.0	Germany	June 30
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	June 30
Jeonju IWon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H 1st Co., Ltd. (*5)	Asset securitization	0.0	0.0	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2023	December 31, 2022	Location
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KC No.1 Co., Ltd. (*5)	Asset securitization	0.0	0.0	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
ATLANTIC TRANSPORTATION 1 S.A. (*5)	Asset securitization	0.0	0.0	Marshall islands	—
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 2nd Co., Ltd. (*5)	Asset securitization	0.0	0.0	Korea	—
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori ECO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HO 1th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Eco 2nd Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Gangnam Landmark 2nd Co., Ltd(*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KF 2nd Co., Ltd.(*2)	Asset securitization	0.0	0.0	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	June 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*5)	Securities investment and others	97.7	97.7	Korea	—
IGIS Global General Type Private Real Estate Feeder Investment Trust No. 316-1 (*5)	Securities investment and others	99.3	99.3	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2023	December 31, 2022	Location
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.4	98.3	Korea	June 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.2	97.1	Korea	June 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.2	Korea	June 30
Kiwoom Frontier Private Investment Trust No.23[Bond] (*3)	Securities investment and others	99.8	99.8	Korea	June 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	June 30
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	June 30
Held by Woori Card Co., Ltd. TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
PT Woori Finance Indonesia Tbk.	Finance	84.5	82.0	Indonesia	June 30
Woori Card 2019-1 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	June 30
Held by Woori Investment Bank Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2023	December 31, 2022	Location
WJ2008 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	5.0	Korea	—
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	84.1	88.0	Korea	June 30
Woori Together TDF 2035 (*3)	Securities investment and others	54.9	57.1	Korea	June 30
Woori Together TDF 2040 (*3)	Securities investment and others	56.2	58.3	Korea	June 30
Woori Together TDF 2045 (*3)	Securities investment and others	67.0	69.3	Korea	June 30
Woori Together TDF 2050 (*3)	Securities investment and others	60.9	66.3	Korea	June 30
Woori Franklin Technology Master Fund (USD) (*3) (*8)	Securities investment and others	92.5	91.1	Korea	June 30
Woori Franklin Technology Feeder Fund (H) (*3)	Securities investment and others	63.8	71.8	Korea	June 30
Woori Together OCIO Target Return Master fund (*3) (*8)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Together OCIO Target Return Feeder fund (*3)	Securities investment and others	70.0	81.2	Korea	June 30
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	77.0	77.0	Korea	June 30
Woori Multi Return Private Equity 2 (*3)	Securities investment and others	30.9	30.9	Korea	June 30
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
VOGO DL General Private Equity Investment Trust 1 (*3)	Securities investment and others	99.0	—	Korea	June 30
Held by Woori Venture Partners Co., Ltd. (*1)
Woori Venture Partners US	Other financial services	100.0	—	America	June 30
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.7	37.9	Korea	June 30
Woori G Happy Retirement Lifetime Income TIF Mixed Asset Investment Trust[FoF] C(Y) (*3)	Securities investment and others	99.3	99.3	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2023	December 31, 2022	Location
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund(*3)	Securities investment and others	30.3	—	Korea	June 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	June 30
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori G GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori G GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	—	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
Woori G New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2023	December 31, 2022	Location
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	June 30
Woori G ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori bank (*6)
Woori G WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	June 30
Woori G General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	81.5	80.0	Korea	June 30
Woori G Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	June 30
Woori G General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	86.8	Korea	June 30
Woori G Senior Loan General Type Private Investment Trust No.2(*3)	Securities investment and others	50.0	50.0	Korea	June 30
Woori G Government Bond MMF C/I (*3)	Securities investment and others	40.5	46.0	Korea	June 30
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	June 30
Woori Short Term Government and Special Bank Bond Active ETF(*3)	Securities investment and others	49.9	—	Korea	June 30
Held by Woori Bank and Woori Financial Capital Co., Ltd.(*6)
Woori G Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	June 30
Woori G Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	June 30
					June 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	June 30, 2023	December 31, 2022	Location
Held by Woori Financial Capital Co., Ltd.(*6)					June 30
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	June 30
Held by Woori Bank, Woori Card Co., Woori Investment Bank Co., Ltd. and Woori Financial Capital Co., Ltd.(*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2(*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori G Japan General Type Private Real Estate Feeder Investment Trust No.2-1(*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	April 30 (*9)
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori G Private Placement Investment Trust No. 3 (*3)	Securities investment and others	77.3	76.5	Korea	June 30
Held by Woori G Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	June 30
Held by Woori G Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	48.0	48.0	Korea	June 30

(*1)	Additional investment of Woori Asset Management Corp. And newly investment of Woori Venture Partners occurred during the six-month periods ended June 30, 2023
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of June 30, 2023
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the lack of liquidity in the Russian foreign exchange market as well as the significant decline in value of the Rubles and the decline in value of Russian companies’ securities are in progress. As a result, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of June 30, 2023, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts because it is very uncertain to estimate the impact on the Group’s financial position and business performance.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.

(3)	The Group has not consolidated the following entities as of June 30, 2023 and December 31, 2022 despite having more than 50% ownership interest:

	As of June 30, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*1)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was determined in advance, and the disposition of investment assets cannot be determined by the Group, and as a fund of funds, the Group does not have the power to participate in decision-making regarding investment assets in parent funds. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements (Unit: Korean Won in millions):

	As of June 30, 2023		For the six-month period ended June 30, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	445,294,200	419,597,515	21,251,376	1,471,973	1,852,380
Woori Card Co., Ltd.	16,504,719	14,050,995	1,063,560	81,900	72,280
Woori Financial Capital Co., Ltd.	12,304,348	10,733,981	755,079	71,278	70,838
Woori Investment Bank Co., Ltd.	5,407,267	4,740,429	222,858	12,167	12,162
Woori Asset Trust Co., Ltd.	331,373	66,669	68,778	38,404	38,324
Woori Savings Bank	1,596,775	1,394,297	61,566	(25,955)	(25,955)
Woori Financial F&I Co., Ltd.	424,766	223,660	9,939	527	527
Woori Asset Management Corp.	212,408	85,813	22,110	3,806	3,774
Woori Venture Partners Co., Ltd.(*)	328,586	31,482	6,294	2,410	3,052
Woori Global Asset Management Co., Ltd.	34,332	6,065	7,030	369	369
Woori Private Equity Asset Management Co., Ltd.	94,275	3,536	5,236	1,014	976
Woori Credit Information Co., Ltd.	43,792	8,986	21,152	1,968	1,750
Woori Fund Service Co., Ltd.	25,312	1,981	8,416	2,102	2,102
Woori FIS Co., Ltd.	96,834	50,984	161,507	(11,140)	(11,622)
Woori Finance Research Institute Co., Ltd.	6,186	2,419	3,447	(40)	(85)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the six-month periods ended June 30, 2023.

	As of December 31, 2022		For the six-month period ended June 30, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	443,340,979	417,583,793	20,883,969	1,554,466	1,314,111
Woori Card Co., Ltd.	16,118,967	13,692,456	946,525	134,333	152,025
Woori Financial Capital Co., Ltd.	12,581,473	11,040,754	638,526	125,518	126,139
Woori Investment Bank Co., Ltd.	5,657,191	4,982,410	193,628	45,337	45,306
Woori Asset Trust Co., Ltd.	322,098	94,573	69,896	40,231	40,216
Woori Savings Bank	1,786,495	1,556,679	51,189	9,008	9,008
Woori Asset Management Corp.	185,389	62,568	14,971	(157)	(79)
Woori Financial F&I Co., Ltd.	336,141	135,562	2,036	(197)	(197)
Woori Credit Information Co., Ltd.	42,832	9,240	18,744	1,091	1,320
Woori Fund Service Co., Ltd.	25,094	2,691	8,164	2,142	2,142
Woori Private Equity Asset Management Co., Ltd.	94,434	4,672	2,759	1,451	1,439
Woori Global Asset Management Co., Ltd.	34,988	7,090	6,207	(165)	(165)
Woori FIS Co., Ltd.	112,117	54,645	139,902	(11,541)	(11,741)
Woori Finance Research Institute Co., Ltd.	6,456	2,604	3,216	(234)	(243)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of June 30, 2023 and December 31, 2022, the Group provides 2,548,574 million Won and 231,309 million Won of credit facilities, respectively, for the structured entities mentioned above. As of June 30, 2023 and December 31, 2022, the purchase commitment amount is 2,259,803 million Won and 2,545,164 million Won.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of June 30, 2023 and December 31, 2022 are 1,002,659 million Won and 875,470 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitment, credit offerings.

(unit : Korean Won in millions))

	June 30, 2023
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	15,299,987	99,117,835	156,201,146	1,593,608
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	9,988,628	5,689,187	6,177,274	55,751
Financial assets at FVTPL	271,340	127,384	5,485,211	10,322
Financial assets at FVTOCI	3,868,253	45,461	—	—
Financial assets at amortized cost	5,849,035	5,516,342	31,004	45,429
Investments in joint ventures and associates	—	—	658,664	—
Derivative assets	—	—	2,395	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,454	4,595	1,343	6,214
Derivative liabilities	314	2,191	1,343	—
Other liabilities(provisions)	1,140	2,404	—	6,214
The maximum exposure to risks	10,132,399	6,833,410	10,042,690	106,470
Investment assets	9,988,628	5,689,187	6,177,274	55,751
Purchase commitment	—	—	3,860,595	—
Credit facilities and others	143,771	1,144,223	4,821	50,719
Loss recognized on unconsolidated structured entities	217	23,578	15,880	655

(unit : Korean Won in millions))

	December 31, 2022
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	14,856,750	82,724,618	132,264,383	1,316,930
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,051,144	5,537,836	4,964,712	40,073
Financial assets at FVTPL	258,552	6,642	4,397,416	10,480
Financial assets at FVTOCI	3,213,331	45,735	—	—
Financial assets at amortized cost	4,579,261	5,485,336	31,124	29,593
Investments in joint ventures and associates	—	—	535,427	—
Derivative assets	—	123	745	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	824	6,606	2,091	5,760

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

Derivative liabilities	729	4,975	2,091	—
Other liabilities (provisions)	95	1,631	—	5,760
The maximum exposure to risks	8,153,111	6,086,831	9,322,308	92,856
Investment assets	8,051,144	5,537,836	4,964,712	40,073
Purchase commitment	—	—	4,352,518	—
Credit offerings and others	101,967	548,995	5,078	52,783
Loss recognized on unconsolidated structured entities	—	17,388	113,976	1,040

(7)

As of June 30, 2023 and December 31, 2022, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2023	December 31, 2022
Woori Bank(*1)	1,845,529	2,344,816
Woori Investment Bank Co., Ltd.	280,171	283,221
Woori Asset Trust Co., Ltd.(*2)	12,959	78,434
Woori Asset Management Corp	35,027	34,073
Woori Venture Partners Co., Ltd.	132,947	—
PT Bank Woori Saudara Indonesia 1906 Tbk	105,580	92,118
Wealth Development Bank	22,121	20,759
PT Woori Finance Indonesia Tbk.	14,198	13,964

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests decreased by 71,240 million Won in accordance with additional investment during the six-month period ended June 30, 2023.

2)	Net income attributable to non-controlling interests

	For the six-month periods ended June 30
	2023	2022
Woori Bank(*)	55,320	61,890
Woori Investment Bank Co., Ltd.	5,255	18,934
Woori Asset Trust Co., Ltd.	6,144	12,265
Woori Asset Management Corp	962	(40)
Woori Venture Partners Co., Ltd.	880	—
PT Bank Woori Saudara Indonesia 1906 Tbk	5,449	3,738
Wealth Development Bank	460	565
PT Woori Finance Indonesia Tbk.	447	—

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the six-month periods ended June 30
	2023	2022
Woori Bank (*)	55,320	61,890
Woori Investment Bank Co., Ltd.	8,302	7,219
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	2,802	2,330

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2022 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2023, the Group has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ and IFRS2 ‘Determination of Importance’ – Accounting Policy Disclosure

IFRS Practice Statement 2 has been amended to define and disclose important accounting policies and to provide guidance on how to apply the concept of importance. The Group does not expect that these amendments have a significant impact on the financial statements.

2)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of Accounting Estimates

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. The Group does not expect that these amendments have a significant impact on the financial statements.

3)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032. The Group does not expect that these amendments have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ – deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. The Group does not expect that these amendments have a significant impact on the financial statements.

5)	New Standard: Korean IFRS 1117 Insurance Contract

Korean IFRS 1117 Insurance Contracts replaces Korean IFRS 1104 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual period. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. There is no significant impact on the financial statement of the Group due to this amendment.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	The details of K-IFRSs that have been issued and published since January 1, 2023 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2022 except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(4)	K-IFRS 1007‘Statement of cash flow’ – Cash and cash equivalents

The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance of the IFRS Interpretation Committee’s agenda decision in April 2022 ‘Demand deposits restricted on use under contracts with third parties’ and reply to IFRS inquiries ‘whether the reserve deposit should be classified as cash and cash equivalents’ the policy was changed to classifying the reserve deposits with restrictions under relevant regulations which meet the criteria of demand deposits as cash and cash equivalent and applied the modification retrospectively.

The impact of this change in accounting policy is as follows (Unit: Korean Won in millions):

a)	Impact on the statements of financial position

June 30, 2022
Increase in cash and cash equivalents	25,518,774
Decrease in loans and other financial assets at amortized cost	(25,518,774)

b)	Impact on the statements of cash flow

June 30, 2022
Increase in cash flows from operating activities	12,391,148
Increase in exchange rate changes on cash and cash equivalents denominated in foreign currencies	80,371
Net increase in cash and cash equivalents	12,391,148
Increase in cash and cash equivalents, as of January 31, 2022	13,047,255
Increase in cash and cash equivalents, as of June 30, 2022	25,518,774

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on numerous factors, including historical experience and expectations of future events that are considered reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows.

The South Korean government is implementing support measures such as loan repayment deferment to mitigate the negative impact of COVID-19. The Group determined that the credit risk of loans affected by the loan deferment has significantly increased and evaluated that the possibility of default is high.

The Group will continue to assess the adequacy of forward-looking information related to the duration of the aftermath of COVID-19 on economy and government policies

<Woori Bank>

Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows. (Unit: Korean Won in millions):

				June 30, 2023	December 31, 2022
Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Repayment	Loans	Corporate	1,501,021	1,774,717
	suspended		Retail	135,233	169,851
		Off-balance accounts		2,362	2,392

			Total	1,638,616	1,946,960

Total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment	Repayment	Loan	Corporate	1,628,416	1,958,133
	suspended		Retail	175,614	216,487
		Off-balance accounts		2,390	2,392

			Total	1,806,420	2,177,012

The expected credit loss allowances that be additionally recognized	Repayment	Loan	Corporate	212,427	312,054
	suspended		Retail	10,544	12,643
		Off-balance accounts		351	317

			Total	223,322	325,014

In addition, as of June 30, 2023, the Group reflects the forward-looking information in the estimated probability of default rate recognizes additional expected credit loss allowance appropriations by adjusting the forward-looking information in consideration of the Korean government financial providing policies, increased economic uncertainty, and potential insolvency due to market interest rate hikes.

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

loss. As of June 30, 2023, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 6,736 million Won, and the cumulative expected credit loss allowance have increased for 175 million Won.

<Woori Financial Capital Co., Ltd.>

Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased; and evaluated that the possibility of default is high. As a result, as of June 30, 2023, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 38,795 million Won and cumulative expected credit loss allowance have increased for 8,582 million Won.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The significant judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements, except for the following matters, are identical to ones used in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

The impact of changes including methodology for estimating the probability of default (PD) during the current period is as follows:

<Woori Bank>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	220,835
	Guarantees and unused commitments	32,316
	Financial assets at FVTOCI	10,032
	Securities at amortized cost	6,134

Total		269,317

<Woori Investment Bank Co., Ltd.>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	7,260
	Guarantees and unused commitments	3,000
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		10,260

<Woori Savings Bank>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	5,013
	Guarantees and unused commitments	(456)
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		4,557

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk, etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management officer (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

Loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

At the end of each reporting period, the Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset

The Group has estimated the expected credit loss allowances using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group is conducting the following procedures to estimate and apply future economic forecast information.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

•	Development of estimation models by analyzing the correlation between default rates of corporate and retail exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation

Personal consumption expenditures increase/decrease rate	Negative(-) Correlation

Won-dollar exchange rate	Positive(+) Correlation

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Disclosure of economic variable forecasts

a)	Probability weight

As of June 30, 2023, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	42.06	10.02	27.92	20.00

b)	Economic forecast of each major economic variables by scenario (forecast period: 2023)

As of June 30, 2023, the forecasts of major macroeconomic variables by scenario is as follows (Unit: Won,%)

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	1.70	1.89	1.36	(-)5.10
Personal consumption expenditures increase/decrease rate	2.70	3.08	2.01	(-)10.98
Won-dollar exchange rate	1,365	1,349	1,393	1,928

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

			June 30, 2023(*)
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(123,998)
		Decrease by 1% point	140,169
Retail	Consumer price index increase/decrease rate	Increase by 1% point	—
		Decrease by 1% point	—

			December 31, 2022(*)
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(59,987)

		Decrease by 1% point	68,036

Retail	Consumer price index increase/decrease rate	Increase by 1% point	(24,164)

		Decrease by 1% point	28,042

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*)	The sensitivity of GDP growth rate and won-dollar exchange rate to the bank’s expected credit loss allowance is not significant.

•

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

3)	Maximum exposure

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment.

The maximum exposure to credit risk as of June 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

		June 30, 2023	December 31, 2022
Loans and other financial assets at amortized cost(*1)	Korean treasury and government agencies	2,925,976	2,877,685
	Banks	33,443,982	21,571,097
	Corporates	147,914,841	143,507,852
	Consumers	184,731,427	187,804,095

	Sub-total	369,016,226	355,760,729

Financial assets at FVTPL(*2)	Deposits	32,893	34,995
	Debt securities	4,628,277	4,270,532
	Loans	952,072	899,228
	Derivative assets	8,088,541	8,206,181
	Others	2,544	1,505

	Sub-total	13,704,327	13,412,441

Financial assets at FVTOCI	Debt securities	33,760,356	32,145,758
	Loans	30,807	—
	Sub-total	33,791,163	32,145,758
Securities at amortized cost	Debt securities	25,949,620	28,268,516
Derivative assets	Derivative assets (Designated for hedging)	70,980	37,786
Off-balance accounts	Payment guarantees(*3)	13,152,389	11,921,586
	Loan commitments	123,631,166	118,172,070

	Sub-total	136,783,555	130,093,656

	Total	579,315,871	559,718,886

(*1)	Cash and cash equivalents are not included.
(*2)	Financial instruments available for put are not included.
(*3)	As of June 30, 2023 and December 31, 2022, the financial guarantee amount of 3,871,057 million Won and 3,095,091 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	343,088,819	5,397,632	5,068,679	211,389	623,512	14,626,195	369,016,226
Securities at amortized cost	24,490,142	122,684	998,819	18,184	—	319,791	25,949,620
Financial assets at FVTPL	10,060,048	3,118	1,958,961	376,907	183,110	1,122,183	13,704,327
Financial assets at FVTOCI	28,697,015	871,739	2,971,891	7	42,681	1,207,830	33,791,163
Derivative assets (Designated for hedging)	70,980	—	—	—	—	—	70,980
Off-balance accounts	132,968,838	1,023,486	341,817	26,826	24,306	2,398,282	136,783,555

Total	539,375,842	7,418,659	11,340,167	633,313	873,609	19,674,281	579,315,871

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,572,328	5,188,826	4,721,440	215,174	719,301	13,343,660	355,760,729
Securities at amortized cost	26,883,967	642,089	421,248	16,658	—	304,554	28,268,516
Financial assets at FVTPL	9,272,673	2,607	2,210,580	318,322	168,013	1,440,246	13,412,441
Financial assets at FVTOCI	27,780,323	806,320	2,297,076	1,726	41,421	1,218,892	32,145,758
Derivative assets (Designated for hedging)	37,786	—	—	—	—	—	37,786
Off-balance accounts	126,531,020	981,139	380,209	25,644	16,987	2,158,657	130,093,656

Total	522,078,097	7,620,981	10,030,553	577,524	945,722	18,466,009	559,718,886

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2023 and December 31, 2022 (Unit: Korean Won in millions):

	June 30, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	79,845,556	41,447,635	42,161,899	5,334,898	180,095,099	20,131,139	369,016,226
Securities at amortized cost	209,142	—	15,148,691	159,711	—	10,432,076	25,949,620
Financial assets at FVTPL	363,283	270,956	9,488,250	65,448	1,247	3,515,143	13,704,327
Financial assets at FVTOCI	424,834	309,344	22,725,555	129,535	—	10,201,895	33,791,163
Derivative assets (Designated for hedging)	—	—	70,980	—	—	—	70,980
Off-balance accounts	21,370,575	21,970,441	12,437,207	3,270,003	72,067,431	5,667,898	136,783,555

Total	102,213,390	63,998,376	102,032,582	8,959,595	252,163,777	49,948,151	579,315,871

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	78,173,716	37,013,486	31,485,795	5,613,480	183,167,572	20,306,680	355,760,729
Securities at amortized cost	239,141	—	16,198,175	199,924	—	11,631,276	28,268,516
Financial assets at FVTPL	200,678	184,019	9,776,234	51,244	1,167	3,199,099	13,412,441
Financial assets at FVTOCI	417,877	231,132	22,249,839	48,225	—	9,198,685	32,145,758
Derivative assets (Designated for hedging)	—	—	37,786	—	—	—	37,786
Off-balance accounts	18,661,383	22,492,863	10,523,731	3,143,673	69,404,456	5,867,550	130,093,656

Total	97,692,795	59,921,500	90,271,560	9,056,546	252,573,195	50,203,290	559,718,886

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of June 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	June 30, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	318,640,182	25,443,681	12,621,919	12,912,514	1,807,629	389,066	371,814,991	(2,798,765)	369,016,226
Korean treasury and government agencies	2,928,045	33	—	—	—	—	2,928,078	(2,102)	2,925,976
Banks	32,954,051	531,241	2,763	—	14,657	—	33,502,712	(58,730)	33,443,982
Corporates	122,494,063	18,377,932	2,359,237	5,240,884	767,116	389,066	149,628,298	(1,713,457)	147,914,841
General business	79,632,413	11,038,683	1,502,878	3,824,387	450,320	—	96,448,681	(1,108,851)	95,339,830
Small- and medium-sized enterprise	34,574,598	6,687,552	796,412	1,270,028	226,192	—	43,554,782	(445,522)	43,109,260
Project financing and others	8,287,052	651,697	59,947	146,469	90,604	389,066	9,624,835	(159,084)	9,465,751
Consumers	160,264,023	6,534,475	10,259,919	7,671,630	1,025,856	—	185,755,903	(1,024,476)	184,731,427
Securities at amortized cost	25,964,042	—	—	—	—	—	25,964,042	(14,422)	25,949,620
Financial assets at FVTOCI (*3)	33,571,778	219,385	—	—	—	—	33,791,163	(25,035)	33,791,163

Total	378,176,002	25,663,066	12,621,919	12,912,514	1,807,629	389,066	431,570,196	(2,838,222)	428,757,009

	June 30, 2023
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	212,243,737	20,848,691	880,069	—	233,972,497
Korean treasury and government agencies	23,570	—	—	—	23,570
Banks	1,739,164	—	—	—	1,739,164
Corporates	85,225,271	5,751,987	413,404	—	91,390,662
General business	47,707,408	4,026,496	228,815	—	51,962,719
Small- and medium-sized enterprise	32,066,524	1,587,266	121,192	—	33,774,982
Project financing and others	5,451,339	138,225	63,397	—	5,652,961
Consumers	125,255,732	15,096,704	466,665	—	140,819,101
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	212,243,737	20,848,691	880,069	—	233,972,497

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	308,498,799	23,391,187	13,061,081	11,533,632	1,447,967	313,717	358,246,383	(2,485,654)	355,760,729
Korean treasury and government agencies	2,879,057	39	—	—	—	—	2,879,096	(1,411)	2,877,685
Banks	21,182,445	393,181	2,125	—	18,053	—	21,595,804	(24,707)	21,571,097
Corporates	120,407,588	16,680,863	2,556,885	4,429,148	637,187	313,717	145,025,388	(1,517,536)	143,507,852
General business	74,939,770	9,291,691	1,754,620	3,083,232	421,659	—	89,490,972	(1,016,039)	88,474,933
Small- and medium-sized enterprise	34,965,279	6,751,297	754,668	1,257,741	173,818	—	43,902,803	(400,328)	43,502,475
Project financing and others	10,502,539	637,875	47,597	88,175	41,710	313,717	11,631,613	(101,169)	11,530,444
Consumers	164,029,709	6,317,104	10,502,071	7,104,484	792,727	—	188,746,095	(942,000)	187,804,095
Securities at amortized cost	28,276,901	—	—	—	—	—	28,276,901	(8,385)	28,268,516
Financial assets at FVTOCI (*3)	31,914,193	231,565	—	—	—	—	32,145,758	(11,805)	32,145,758

Total	368,689,893	23,622,752	13,061,081	11,533,632	1,447,967	313,717	418,669,042	(2,505,844)	416,175,003

	December 31, 2022
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	213,228,740	19,354,919	607,614	313,717	233,504,990
Korean treasury and government agencies	24,276	—	—	—	24,276
Banks	1,858,595	—	—	—	1,858,595
Corporates	82,314,488	4,982,087	316,085	313,717	87,926,377
General business	44,465,799	3,390,139	194,597	—	48,050,535
Small- and medium-sized enterprise	32,503,289	1,537,173	84,798	—	34,125,260
Project financing and others	5,345,400	54,775	36,690	313,717	5,750,582
Consumers	129,031,381	14,372,832	291,529	—	143,695,742
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	213,228,740	19,354,919	607,614	313,717	233,504,990

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	12,038,238	949,727	51,124	98,192	15,108	13,152,389
Loan Commitments	117,869,359	3,096,545	1,974,266	690,606	390	123,631,166

Total	129,907,597	4,046,272	2,025,390	788,798	15,498	136,783,555

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,790,470	846,997	25,826	245,061	13,232	11,921,586
Loan Commitments	113,169,542	2,610,173	1,638,982	753,139	234	118,172,070

Total	123,960,012	3,457,170	1,664,808	998,200	13,466	130,093,656

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the six-month period ended June 30, 2023 and for the year ended December 31, 2022, there have been no significant changes in the value of collateral or other credit enhancements held by the Group or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard method, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard method consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard method of market risk management, has the following equity capital required for market risk.(Unit : Korean Won in millions)

	Risk Group	June 30, 2023
Sensitivity-based risk	General interest rate risk	42,387
	Equity risk	65,357
	General product risk	12
	Foreign exchange risk	181,880
	Non-securitisation credit spread risk	21,422
	Securitisation (excluding CTP) credit spread risk	—
	CTP credit spread risk	—
Default risk	Non-Securitisation bankruptcy risk	13,774
	Securitisation (excluding CTP) default risk	—
	CTP default risk	—
Residual risk	Residual risk	694

Total		325,526

b)	Non-trading activities

From the end of 2019 for Woori Bank and the beginning of 2021 for the other subsidiaries, the Group and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

ΔEVE and ΔNII calculated on Interest Rate Risk in the Banking Book(IRRBB) basis for assets and liabilities by subsidiary as of the end of June 30, 2023 and December 31, 2022 are as follows(Unit: Korean Won in millions):

	June 30, 2023		December 31, 2022
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	530,197	385,081	411,447	448,509
Woori Card Co., Ltd.	110,610	87,656	139,005	185,637
Woori Financial Capital Co., Ltd.	48,248	4,228	43,098	13,814
Woori Investment Bank Co., Ltd.	21,260	1,721	26,311	8,229
Woori Asset Trust Co., Ltd.	1,442	6,603	1,137	6,736
Woori Asset Management Corp.	698	979	913	1,299
Woori Savings Bank	2,404	6,233	6,618	10,348
Woori Private Equity Asset Management Co., Ltd.	650	654	547	886
Woori Global Asset Management Co., Ltd.	331	336	251	538
Woori Financial F&I Co., Ltd.	33,369	1,757	26,069	219
Woori Venture Partners Co., Ltd.(*3)	294	3,152	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	Additional investment occurred and added it as a consolidated subsidiary during the six-month period ended June 30, 2023.

At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	June 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	221,702,325	54,491,590	18,815,722	17,503,725	60,828,492	8,336,788	381,678,642
Financial assets at FVTPL	1,855,241	19,988	49,019	58,045	33,619	96	2,016,008
Financial assets at FVTOCI	5,044,123	3,860,314	3,084,098	2,936,727	19,586,384	576,038	35,087,684
Securities at amortized cost	2,062,364	1,456,544	1,181,431	1,182,549	19,464,493	2,185,386	27,532,767

Total	230,664,053	59,828,436	23,130,270	21,681,046	99,912,988	11,098,308	446,315,101

Liability:
Deposits due to customers	151,333,792	67,707,941	38,306,133	21,698,264	58,128,735	67,230	337,242,095
Borrowings	16,917,956	3,643,858	2,050,924	2,498,501	5,361,378	430,584	30,903,201
Debentures	7,845,376	6,159,118	4,227,210	4,873,527	18,610,170	3,613,851	45,329,252

Total	176,097,124	77,510,917	44,584,267	29,070,292	82,100,283	4,111,665	413,474,548

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	224,863,400	56,669,335	15,469,920	15,108,779	59,454,649	5,963,926	377,530,009
Financial assets at FVTPL	1,888,996	119,725	1,364	4,670	71,620	13,129	2,099,504
Financial assets at FVTOCI	6,093,805	4,224,460	3,014,625	3,550,982	15,409,527	584,203	32,877,602
Securities at amortized cost	2,749,432	1,806,804	1,768,936	1,427,736	20,126,354	2,100,203	29,979,465

Total	235,595,633	62,820,324	20,254,845	20,092,167	95,062,150	8,661,461	442,486,580

Liability:
Deposits due to customers	167,237,029	49,107,093	33,506,265	40,006,233	55,855,781	69,861	345,782,262
Borrowings	14,829,024	4,159,096	1,542,340	1,183,331	6,654,602	472,325	28,840,718
Debentures	9,068,737	4,905,727	4,633,137	4,962,350	19,621,659	3,298,581	46,490,191

Total	191,134,790	58,171,916	39,681,742	46,151,914	82,132,042	3,840,767	421,113,171

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of June 30, 2023 and December 31, 2022 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		June 30, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	6,440	8,453,892	79,340	719,588	1,284	232,482	488	696,019	1,276,739	11,378,720
	Loans and other financial assets at amortized cost	22,566	29,625,105	177,330	1,608,328	35,057	6,347,135	3,415	4,871,436	6,151,021	48,603,025
	Financial assets at FVTPL	1,016	1,336,640	31,966	289,918	—	—	399	568,901	29,662	2,225,121
	Financial assets at FVTOCI	3,542	4,650,416	—	—	4,578	828,893	6	8,468	720,759	6,208,536
	Securities at amortized cost	1,173	1,540,193	124	1,127	678	122,708	67	95,327	214,157	1,973,512

Total		34,737	45,606,246	288,760	2,618,961	41,597	7,531,218	4,375	6,240,151	8,392,338	70,388,914

Liability	Financial liabilities at FVTPL	450	590,759	43,084	390,756	—	—	402	573,362	230,064	1,784,941
	Deposits due to customers	20,414	26,799,148	262,299	2,378,971	25,993	4,706,035	2,884	4,114,304	5,076,037	43,074,495
	Borrowings	7,731	10,149,145	45,632	413,868	2,070	430,688	468	667,864	2,830,983	14,492,548
	Debentures	4,750	6,235,980	—	—	—	—	195	277,863	345,435	6,859,278
	Other financial liabilities	4,278	5,616,622	21,276	192,971	14,346	2,597,299	240	342,763	328,136	9,077,791

Total		37,623	49,391,654	372,291	3,376,566	42,409	7,734,022	4,189	5,976,156	8,810,655	75,289,053

Off-balance accounts		7,020	9,215,622	34,674	314,487	1,566	283,511	772	1,100,848	521,044	11,435,512

		December 31, 2022
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	9,041	11,457,194	64,824	617,888	1,542	279,779	484	653,870	1,022,909	14,031,640
	Loans and other financial assets at amortized cost	24,361	30,872,442	116,298	1,108,529	24,637	4,470,059	2,510	3,391,155	4,952,002	44,794,187
	Financial assets at FVTPL	970	1,229,059	25,416	242,260	—	—	358	484,172	176,057	2,131,548
	Financial assets at FVTOCI	3,307	4,191,383	—	—	3,999	725,511	2	2,573	725,271	5,644,738
	Securities at amortized cost	576	729,811	—	—	3,540	642,214	69	93,250	206,497	1,671,772

Total		38,255	48,479,889	206,538	1,968,677	33,718	6,117,563	3,423	4,625,020	7,082,736	68,273,885

Liability	Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,895	1,491,166
	Deposits due to customers	24,569	31,135,881	227,260	2,166,196	28,125	5,102,886	2,108	2,847,863	5,008,487	46,261,313
	Borrowings	6,894	8,737,229	44,365	422,876	1,023	185,652	431	582,034	2,179,085	12,106,876
	Debentures	4,174	5,289,246	—	—	—	—	195	263,187	339,188	5,891,621
	Other financial liabilities	3,040	3,852,255	8,685	82,783	4,295	779,233	380	513,285	200,249	5,427,805

Total		39,092	49,541,164	307,076	2,926,983	33,443	6,067,771	3,436	4,640,959	8,001,904	71,178,781

Off-balance accounts		6,698	8,488,374	34,512	328,964	1,141	207,012	787	1,063.680	868.470	10,956,500

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	32,832	39,561	—	—	10,153	49,812	132,358
Deposits due to customers	217,192,249	54,806,844	28,119,048	23,574,951	15,892,545	1,575,952	341,161,589
Borrowings	11,250,530	4,643,849	3,785,350	5,352,201	5,669,187	430,582	31,131,699
Debentures	6,173,118	6,815,114	5,156,872	4,994,592	18,610,170	3,613,851	45,363,717
Lease liabilities	41,501	35,788	28,791	24,739	152,215	24,291	307,325
Other financial liabilities(*)	22,526,476	106,972	32,986	37,569	867,682	3,853,926	27,425,611

Total	257,216,706	66,448,128	37,123,047	33,984,052	41,201,952	9,548,414	445,522,299

(*) Lease liabilities are excluded.

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	228,890,427	36,851,103	24,091,740	42,652,679	14,999,516	1,522,830	349,008,295
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,279	36,724	35,136	29,646	151,379	33,007	354,171
Other financial liabilities(*)	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	258,720,955	49,576,970	32,568,090	51,073,793	42,995,664	8,389,003	443,324,475

(*) Lease liabilities are excluded.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	32,832	39,561	—	—	10,153	49,812	132,358
Deposits due to customers	228,313,106	54,730,491	25,699,106	19,439,327	11,711,644	223,278	340,116,952
Borrowings	11,250,530	4,643,849	3,785,350	5,352,201	5,669,187	430,582	31,131,699
Debentures	6,173,118	6,815,114	5,156,872	4,994,592	18,610,170	3,613,851	45,363,717
Lease liabilities	41,507	35,788	28,791	24,740	152,402	24,291	307,519
Other financial liabilities(*)	22,526,476	106,972	32,986	37,569	867,682	3,853,926	27,425,611

Total	268,337,569	66,371,775	34,703,105	29,848,429	37,021,238	8,195,740	444,477,856

(*) Lease liabilities are excluded.

	December 31, 2022
	Within 3 months	4 to 6 Months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	242,132,680	41,113,768	24,269,363	29,670,943	10,490,993	56,013	347,733,760
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,344	36,729	35,377	29,948	157,361	38,584	366,343
Other financial liabilities(*)	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	271,963,273	53,839,640	32,745,954	38,092,359	38,493,123	6,927,763	442,062,112

(*) Lease liabilities are excluded.

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2023	Cash flow hedge	425	—	(8)	(21)	2	—	398
	Fair value hedge	27,295	37,511	30,402	34,761	102,490	(4,755)	227,704
	Trading	8,401,006	—	—	—	—	—	8,401,006
December 31, 2022	Cash flow hedge	856	905	915	1,255	50,682	—	54,613
	Fair value hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading	8,905,125	—	—	—	—	—	8,905,125

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Guarantees	13,152,389	11,921,586
Loan commitments	123,631,166	118,172,070
Other commitments	4,402,207	4,602,429

(4)	Operational risk

The Group defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group applies the standard method for the purpose of calculating operational risk required equity capital.

- The standard method is to calculate operational risk required equity capital by multiplying the Business Indicator Component(BIC), which is calculated by multiplying Business Indicator(BI) that is a measure based on consolidated financial statements and adjustment coefficient, and the Internal Loss Multiplier(ILM), an adjusted multiplier based on the average past loss and operating index.

“Operational risk required equity capital” = Business Indicator Component (BIC) × Internal Loss Multiplier(ILM)

“Business Indicator Component(BIC)” = Business Index(BI) × Adjustment Coefficient

“Internal Loss Multiplier(ILM)” = ln (exp(1)-1 + (Loss Component(LC)/Business Indicator Component(BIC)^0.8)

Bucket	Business Index (BI) section	The coefficient
1	1.4 trillion Won or less	12%
2	More than 1.4 trillion Won and less than or equal 42 trillion Won	15%
3	Over 42 trillion Won	18%

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of organizations. This financial information of the segments is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank and its subsidiaries
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	The composition of each segment for the six-month periods ended June 30, 2023, and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,324,229	338,200	169,105	48,129	56,767	3,936,430	38,739	440,929	(3,105)	4,412,993
Non-interest income(expense)	766,099	51,564	61,015	25,247	1,730,003	2,633,928	6,896	(326,341)	(1,704,307)	610,176
Impairment losses due to credit loss	(391,534)	(145,831)	(97,705)	(31,871)	(36,939)	(703,880)	—	(115,072)	1,137	(817,815)
General and administrative expense	(1,742,049)	(138,382)	(42,097)	(25,613)	(274,534)	(2,222,675)	(356)	—	165,115	(2,057,916)

Net operating income(expense)	1,956,745	105,551	90,318	15,892	1,475,297	3,643,803	45,279	(484)	(1,541,160)	2,147,438

Share of gain(loss) of joint ventures and associates	61,878	—	261	124	744	63,007	(125)	—	8,101	70,983
Other non-operating income(expense)	(67,474)	(914)	(14)	(9)	941	(67,470)	1,370	484	(4,272)	(69,888)

Non-operating income(expense)	(5,596)	(914)	247	115	1,685	(4,463)	1,245	484	3,829	1,095

Net income(expense) before tax	1,951,149	104,637	90,565	16,007	1,476,982	3,639,340	46,524	—	(1,537,331)	2,148,533
Tax expense	(473,248)	(22,289)	(19,286)	(3,841)	(18,089)	(536,753)	—	—	2,032	(534,721)

Net income(loss)	1,477,901	82,348	71,279	12,166	1,458,893	3,102,587	46,524	—	(1,535,299)	1,613,812

Total assets	445,294,200	16,504,719	12,304,348	5,407,267	28,770,391	508,280,925	2,530,629	—	(27,899,935)	482,911,619

Investment to joint ventures and associates	977,694	—	37,486	4,065	22,978,920	23,998,165	27,451	—	(22,403,946)	1,621,670
Other assets	444,316,506	16,504,719	12,266,862	5,403,202	5,791,471	484,282,760	2,503,178	—	(5,495,989)	481,289,949

Total liabilities	419,597,515	14,050,995	10,733,981	4,740,429	3,602,487	452,725,407	126,621	—	(2,631,673)	450,220,355

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute., and Woori Venture Partners Co.,Ltd

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of 227,083 million Won in deposit insurance premiums and 214,394 million Won in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of 163,610 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,472,869 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	3,085,426	333,803	188,052	58,260	29,148	3,694,689	12,395	396,509	(271)	4,103,322
Non-interest income(expense)	866,035	75,929	49,717	40,002	1,489,684	2,521,367	7,364	(346,800)	(1,399,100)	782,831
Impairment losses due to credit loss	(301,791)	(103,745)	(23,391)	(9,354)	(8,987)	(447,268)	—	(50,065)	470	(496,863)
General and administrative expense	(1,665,281)	(122,250)	(42,849)	(28,859)	(240,359)	(2,099,598)	(299)	—	142,795	(1,957,102)

Net operating income(expense)	1,984,389	183,737	171,529	60,049	1,269,486	3,669,190	19,460	(356)	(1,256,106)	2,432,188

Share of gain of associates	23,664	—	542	227	1,728	26,161	(53)	—	(18,823)	7,285
Other non-operating expense	32,166	(2,280)	(52)	(58)	1,503	31,279	1,213	356	(4,335)	28,513

Non-operating income(expense)	55,830	(2,280)	490	169	3,231	57,440	1,160	356	(23,158)	35,798

Net income(expense) before tax	2,040,219	181,457	172,019	60,218	1,272,717	3,726,630	20,620	—	(1,279,264)	2,467,986
Tax expense	(481,432)	(47,124)	(47,070)	(14,881)	(16,839)	(607,346)	—	—	(1,845)	(609,191)

Net income(loss)	1,558,787	134,333	124,949	45,337	1,255,878	3,119,284	20,620	—	(1,281,109)	1,858,795

Total assets	448,831,125	15,864,203	12,563,778	5,408,443	27,302,742	509,970,291	1,382,745	—	(26,407,855)	484,945,181

Investment in associate	851,514	—	36,642	10,361	22,422,634	23,321,151	32,422	—	(21,992,537)	1,361,036
Other assets	447,979,611	15,864,203	12,527,136	5,398,082	4,880,108	486,649,140	1,350,323	—	(4,415,318)	483,584,145

Total liabilities	424,705,346	13,496,147	11,081,977	4,780,735	3,760,519	457,824,724	49,962	—	(2,435,044)	455,439,642

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of 206,510 million Won in deposit insurance premiums and 195,188 million Won in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of 141,405 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,264,236 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Operating profit from external customers for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Domestic	1,911,303	2,213,714
Foreign	236,135	218,399

Total	2,147,438	2,432,113

(4)	Major non-current assets as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023 (*)	December 31, 2022 (*)
Domestic	5,590,101	5,152,033
Foreign	628,593	533,354

Total	6,218,694	5,685,387

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the six-month periods ended June 30, 2023 and 2022.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Cash	1,839,816	1,771,316
Foreign currencies	695,089	628,590
Demand deposits	18,861,661	31,729,228
Fixed deposits	293,795	90,014

Total	21,690,361	34,219,148

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	June 30, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,929,575	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,840,412	Reserve deposits under the BOK Act and others

Total		8,769,987

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,527,445	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,437,717	Reserve deposits under the BOK Act and others

Total		22,965,162

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Financial assets at fair value through profit or loss	21,408,298	19,860,573

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Deposits:
Gold banking asset	32,893	34,995
Securities:
Debt securities
Korean treasury and government agencies	3,196,754	2,754,442
Financial institutions	598,239	620,311
Corporates	724,478	721,573
Others	108,806	174,206
Equity securities	401,544	383,883
Capital contributions	2,216,129	1,976,474
Beneficiary certificates	4,876,465	3,902,762
Others	167,658	143,334

Sub-total	12,290,073	10,676,985

Loans	952,072	899,228
Derivatives assets	8,088,541	8,206,181
Other financial assets	44,719	43,184

Total	21,408,298	19,860,573

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of June 30, 2023 and December 31, 2022.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Debt securities:
Korean treasury and government agencies	5,573,161	5,487,983
Financial institutions	17,953,081	16,870,619
Corporates	3,819,413	4,044,446
Bond denominated in foreign currencies	6,177,670	5,644,684
Securities loaned	237,031	98,026

Sub-total	33,760,356	32,145,758

Equity securities	1,112,942	939,322
Loans	30,807	—

Total	34,904,105	33,085,080

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2023	December 31, 2022	Remarks
Investment for strategic business partnership purpose	967,837	776,199
Debt-equity swap	145,098	157,216
Others	7	5,907	Insurance for mutual aid association, etc.

Total	1,112,942	939,322

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(12,163)	—	—	(12,163)
Disposal	432	—	—	432
Others(*)	(1,499)	—	—	(1,499)

Ending balance	(25,035)	—	—	(25,035)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit losses	220	—	—	220
Disposal	369	—	—	369
Others(*)	(1,358)	—	—	(1,358)

Ending balance	(12,915)	—	—	(12,915)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	11,877,503	—	—	11,877,503
Disposal/Recovery	(10,783,130)	—	—	(10,783,130)
Gain on valuation	248,239	—	—	248,239
Amortization based on effective interest method	80,514			80,514
Others (*)	222,279	—	—	222,279

Ending balance	33,791,163			33,791,163

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	9,414,126	—	—	9,414,126
Disposal/Recovery	(11,777,181)	—	—	(11,777,181)
Loss on valuation	(722,270)	—	—	(722,270)
Amortization based on effective interest method	6,053	—	—	6,053
Others (*)	344,179	—	—	344,179

Ending balance	35,391,884	—	—	35,391,884

(*)	Changes due to foreign currencies translation, etc.

(4)

During the six-month period ended June 30, 2023, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 2,593 million Won, and cumulative gains at disposal dates were 203 million Won, respectively. During the six-month period ended June 30, 2022, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 105 million Won, and cumulative gains at disposal dates were 87 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Korean treasury and government agencies	8,908,505	10,083,951
Financial institutions	8,368,993	10,283,631
Corporates	6,694,259	6,237,547
Bond denominated in foreign currencies	1,972,384	1,671,772
Securities loaned	19,901	—
Allowance for credit losses	(14,422)	(8,385)

Total	25,949,620	28,268,516

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(6,019)	—	—	(6,019)
Others(*)	(18)	—	—	(18)

Ending balance	(14,422)	—	—	(14,422)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(835)	—	—	(835)
Others(*)	(12)	—	—	(12)

Ending balance	(6,082)	—	—	(6,082)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,333,300	—	—	2,333,300
Disposal/ Recovery	(4,842,587)	—	—	(4,842,587)
Amortization based on effective interest method	104,732	—	—	104,732
Others (*)	91,696	—	—	91,696

Ending balance	25,964,042	—	—	25,964,042

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	6,037,379	—	—	6,037,379
Disposal/ Recovery	(3,165,016)	—	—	(3,165,016)
Amortization based on effective interest method	25,928	—	—	25,928
Others (*)	159,457	—	—	159,457

Ending balance	20,149,257	—	—	20,149,257

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Due from banks	3,111,786	2,994,672
Loans	350,660,700	343,918,560
Other financial assets	15,243,740	8,847,497

Total	369,016,226	355,760,729

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	100,000	160,000
Due from depository banks	333,936	170,006
Due from non-depository institutions	41	183
Due from the Korea Exchange	2,290	2,440
Others	247,650	421,318
Loss allowance	(303)	(116)

Sub-total	683,614	753,831

Due from banks in foreign currencies:
Due from banks on demand	234,366	199,671
Due from banks on time	349,746	466,963
Others	1,860,910	1,586,408
Loss allowance	(16,850)	(12,201)

Sub-total	2,428,172	2,240,841

Total	3,111,786	2,994,672

(3)	Details of restricted due from banks as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	100,000	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	2,193	Customer deposits return reserve
Others	Korea Exchange and others	181,810	Korean Won CCP margin and others

Sub-total		284,003

Due from banks in foreign currencies:
Due from banks on demand	NATIONAL BANK OF CAMBODIA and others	228,590	Reserve deposits and others
Due from banks on time	NATIONAL BANK OF CAMBODIA and others	263	Usage deposits for fund settlement system
Others	Yuanta Securities Korea Co., Ltd., and others	1,853,056	Overseas futures and options trade deposits and others

Sub-total		2,081,909

Total		2,365,912

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	2,419	Customer deposits return reserve
Others	Korea Exchange and others	223,705	Korean Won CCP margin and others

Sub-total		386,124

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	193,507	Reserve deposits under BOK Act and others
Due from banks on time	NATIONAL BANK OF CAMBODIA and others	253	Reserve deposits and others
Others	Korea Investment & Securities Co., Ltd., and others	1,581,298	Overseas futures and options trade deposits and others

Sub-total		1,775,058

Total		2,161,182

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(5,831)	—	—	(5,831)
Others(*)	995	—	—	995

Ending balance	(17,153)	—	—	(17,153)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(4,195)	—	—	(4,195)
Others(*)	(163)	—	—	(163)

Ending balance	(10,392)	—	—	(10,392)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	(877,876)	—	—	(877,876)
Changes due to business combinations	113,000	—	—	113,000
Others(*)	886,826	—	—	886,826

Ending balance	3,128,939	—	—	3,128,939

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,872,918	—	—	2,872,918
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	853,030	—	—	853,030
Others(*)	85,715	—	—	85,715

Ending balance	3,811,663	—	—	3,811,663

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Loans in local currency	282,000,780	282,686,620
Loans in foreign currencies	28,081,198	26,988,360
Domestic banker’s usance	2,990,342	2,877,079
Credit card accounts	11,046,832	10,370,362
Bills bought in foreign currencies	4,532,127	3,650,792
Bills bought in local currency	225,410	533,879
Factoring receivables	24,289	25,469
Advances for customers on guarantees	22,838	25,698
Private placement bonds	499,001	485,519
Securitized loans	2,921,410	2,990,937
Call loans	4,481,025	3,626,226
Bonds purchased under resale agreements	11,559,693	6,849,038
Financial lease receivables	1,417,507	1,467,858
Installment financial bond	2,665,917	2,832,972
Others	130	140
Loan origination costs and fees	840,474	852,002
Discounted present value	(10,206)	(10,238)
Allowance for credit losses	(2,638,067)	(2,334,153)

Total	350,660,700	343,918,560

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(6)	Changes in the allowance for credit losses of loans for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(22,606)	21,968	638	(71,867)	71,114	753	—
Transfer to lifetime expected credit losses	10,968	(13,300)	2,332	25,444	(34,718)	9,274	—
Transfer to credit-impaired financial assets	4,167	21,237	(25,404)	7,385	28,537	(35,922)	—
Net reversal(provision) of allowance for credit losses	(44,811)	(40,932)	(146,892)	(222,927)	14,917	(164,241)	(711)
Recovery	—	—	(31,758)	—	—	(28,827)	—
Charge-off	—	—	130,288	—	—	107,439	457
Disposal	3,823	6,505	54,858	262	152	52,793	—
Interest income from impaired loans	—	—	10,233	—	—	9,340	—
Others	7,607	(8)	1,603	(25,166)	(1,911)	25	—

Ending balance	(188,728)	(132,619)	(246,044)	(740,490)	(740,143)	(290,831)	(281)

	For the six-month period ended June 30, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(29,518)	29,464	54	(123,991)	122,546	1,445	—
Transfer to lifetime expected credit losses	7,031	(7,557)	526	43,443	(55,575)	12,132	—
Transfer to credit-impaired financial assets	960	4,554	(5,514)	12,512	54,328	(66,840)	—
Net reversal(provision) of allowance for credit losses	12,570	(8,793)	(167,464)	(255,168)	(34,808)	(478,597)	(711)
Recovery	—	—	(19,146)	—	—	(79,731)	—
Charge-off	—	—	158,963	—	—	396,690	457
Disposal	—	—	27,840	4,085	6,657	135,491	—
Interest income from impaired loans	—	—	—	—	—	19,573	—
Others	(2)	—	—	(17,561)	(1,919)	1,628	—

Ending balance	(80,098)	(110,146)	(108,687)	(1,009,316)	(982,908)	(645,562)	(281)

	For the six-month period ended June 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(26,915)	21,357	5,558	(51,780)	44,270	7,510	—
Transfer to lifetime expected credit losses	10,798	(12,924)	2,126	18,224	(20,614)	2,390	—
Transfer to credit-impaired financial assets	3,091	12,317	(15,408)	1,928	11,464	(13,392)	—
Net reversal(provision) of allowance for credit losses	(388)	(36,505)	(53,291)	5,052	(215,973)	(10,067)	—
Recovery	—	—	(36,740)	—	—	(33,022)	—
Charge-off	—	—	70,928	—	—	66,791	—
Disposal	36	64	1,848	344	—	34,450	—
Interest income from impaired loans	—	—	7,659	—	—	4,944	—
Others	(207)	14	3,005	(31,638)	(14,884)	(36,371)	—

Ending balance	(150,105)	(113,281)	(220,932)	(420,636)	(772,477)	(228,000)	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(26,094)	26,069	25	(104,789)	91,696	13,093	—
Transfer to lifetime expected credit losses	8,368	(8,564)	196	37,390	(42,102)	4,712	—
Transfer to credit-impaired financial assets	660	3,583	(4,243)	5,679	27,364	(33,043)	—
Net reversal(provision) of allowance for credit losses	12,765	(30,132)	(83,398)	17,429	(282,610)	(146,756)	—
Recovery	—	—	(29,344)	—	—	(99,106)	—
Charge-off	—	—	95,814	—	—	233,533	—
Disposal	—	—	7,897	380	64	44,195	—
Interest income from impaired loans	—	—	—	—	—	12,603	—
Others	48	—	—	(31,797)	(14,870)	(33,366)	—

Ending balance	(73,067)	(124,533)	(83,980)	(643,808)	(1,010,291)	(532,912)	—

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	3,612,969	(3,605,588)	(7,381)	1,691,048	(1,682,828)	(8,220)	—
Transfer to lifetime expected credit losses	(5,726,077)	5,742,982	(16,905)	(3,797,604)	3,818,983	(21,379)	—
Transfer to credit-impaired financial assets	(180,533)	(172,537)	353,070	(333,745)	(253,004)	586,749	—
Charge-off	—	—	(130,288)	—	—	(107,439)	(457)
Disposal	(35,722)	(16,354)	(113,596)	(18,132)	(475)	(251,831)	(32,074)
Net increase(decrease)	(781,825)	(1,473,186)	46,978	10,693,140	(1,352,834)	(165,483)	107,880
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	128,218,333	14,495,899	695,935	187,787,142	10,016,139	658,395	389,066

	For the six-month period ended June 30, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	349,541	(349,465)	(76)	5,653,558	(5,637,881)	(15,677)	—
Transfer to lifetime expected credit losses	(357,592)	358,354	(762)	(9,881,273)	9,920,319	(39,046)	—
Transfer to credit-impaired financial assets	(41,753)	(34,059)	75,812	(556,031)	(459,600)	1,015,631	—
Charge-off	—	—	(158,963)	—	—	(396,690)	(457)
Disposal	—	—	(54,403)	(53,854)	(16,829)	(419,830)	(32,074)
Net increase(decrease)	866,202	(136,480)	160,252	10,777,517	(2,962,500)	41,747	107,880
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	9,931,858	904,730	201,270	325,937,333	25,416,768	1,555,600	389,066

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	3,957,415	(3,942,577)	(14,838)	1,621,200	(1,603,561)	(17,639)	—
Transfer to lifetime expected credit losses	(5,485,367)	5,503,346	(17,979)	(3,350,543)	3,358,862	(8,319)	—
Transfer to credit-impaired financial assets	(85,063)	(93,079)	178,142	(122,307)	(101,150)	223,457	—
Charge-off	—	—	(70,928)	—	—	(66,791)	—
Disposal	(275)	(235)	(10,406)	(48,472)	—	(97,191)	—
Net increase(decrease)	992,447	(759,783)	(35,739)	10,566,829	(430,835)	(128,305)	182,339

Ending balance	134,518,842	14,208,455	528,221	179,461,962	9,681,595	446,944	182,339

	For the six-month period ended June 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	433,931	(433,889)	(42)	6,012,546	(5,980,027)	(32,519)	—
Transfer to lifetime expected credit losses	(415,939)	416,246	(307)	(9,251,849)	9,278,454	(26,605)	—
Transfer to credit-impaired financial assets	(27,646)	(32,338)	59,984	(235,016)	(226,567)	461,583	—
Charge-off	—	—	(95,814)	—	—	(233,533)	—
Disposal	—	—	(17,082)	(48,747)	(235)	(124,679)	—
Net increase(decrease)	308,695	(9,668)	73,475	11,867,971	(1,200,286)	(90,569)	182,339

Ending balance	8,538,344	1,335,490	136,289	322,519,148	25,225,540	1,111,454	182,339

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Cash Management Account asset (CMA asset)	87,000	157,000
Receivables	12,272,530	5,438,469
Accrued income	1,772,863	1,667,397
Telex and telephone subscription rights and refundable deposits	791,037	801,536
Domestic exchange settlement debit	118,024	577,919
Other assets(*)	345,833	344,356
Allowance for credit losses	(143,547)	(139,180)

Total	15,243,740	8,847,497

(*)

The Group was aware of employee embezzlement incidents that occurred before the prior term in April 2022, and the Financial Supervisory Service conducted on-site inspections from April 28 to May 30, 2022. Accusations of embezzlers and seizure of discovered property were taken. The related amount included in other assets was 63,354 million Won, which was completely lost due to uncertainty over whether it could be recovered.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(291)	273	18	—
Transfer to lifetime expected credit losses	194	(228)	34	—
Transfer to credit-impaired financial assets	94	716	(810)	—
Provision of allowance for credit losses	(1,696)	(701)	(2,555)	(4,952)
Charge-off	—	—	1,429	1,429
Disposal	—	—	906	906
Others	(1,511)	9	(248)	(1,750)

Ending balance	(7,388)	(9,064)	(127,095)	(143,547)

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(207)	194	13	—
Transfer to lifetime expected credit losses	216	(246)	30	—
Transfer to credit-impaired financial assets	340	394	(734)	—
Provision of allowance for credit losses	(181)	(3,298)	(63,900)	(67,379)
Charge-off	—	—	854	854
Disposal	—	—	347	347
Others	298	(3)	(217)	78

Ending balance	(3,209)	(8,539)	(121,133)	(132,881)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	13,297	(13,277)	(20)	—
Transfer to lifetime expected credit losses	(24,835)	24,878	(43)	—
Transfer to credit-impaired financial assets	(1,804)	(3,011)	4,815	—
Charge-off	—	—	(1,429)	(1,429)
Disposal	—	—	(1,044)	(1,044)
Net increase	6,130,974	87,621	171,248	6,389,843
Changes due to business combinations	13,240	—	—	13,240

Ending balance	15,017,593	117,665	252,029	15,387,287

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	8,376	(8,362)	(14)	—
Transfer to lifetime expected credit losses	(40,256)	40,286	(30)	—
Transfer to credit-impaired financial assets	(2,075)	(2,247)	4,322	—
Charge-off	—	—	(854)	(854)
Disposal	(5)	—	(462)	(467)
Net increase (decrease)	4,061,356	(38,338)	59,223	4,082,241

Ending balance	13,031,935	97,936	237,053	13,366,924

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

7.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the level of market observable inputs. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices in active markets. The Group maximizes the use of observable inputs and minimizes the use of unobservable firm-specific inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices in active markets. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability. The types of financial assets or liabilities generally included in Level 2 are debt securities, and derivatives traded in OTC(e.g swaps, forwards, options, and etcs).

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on market observable inputs. The types of financial assets or liabilities generally included in Level 3 are non-public securities, complex structured notes, and complex derivatives traded in OTC.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	32,893	—	—	32,893
Debt securities	2,769,317	1,853,883	5,077	4,628,277
Equity securities	73,772	20	327,752	401,544
Capital contributions	—	—	2,216,129	2,216,129
Beneficiary certificates	114,380	3,134,284	1,627,801	4,876,465
Loans	—	882,667	69,405	952,072
Derivative assets	18,706	7,989,443	80,392	8,088,541
Other financial assets in foreign currency	—	—	43,175	43,175
Others	—	—	169,202	169,202

Sub-total	3,009,068	13,860,297	4,538,933	21,408,298

Financial assets at FVTOCI
Debt securities	11,563,029	22,197,327	—	33,760,356
Equity securities	572,154	—	540,788	1,112,942
Loans receivables	—	—	30,807	30,807

Sub-total	12,135,183	22,197,327	571,595	34,904,105

Derivative assets (Designated for hedging)	—	70,980	—	70,980

Total	15,144,251	36,128,604	5,110,528	56,383,383

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	32,832	—	—	32,832
Derivative liabilities	15,492	8,383,080	2,870	8,401,442
Securities sold	99,527	—	—	99,527

Sub-total	147,851	8,383,080	2,870	8,533,801

Derivative liabilities (Designated for hedging)	—	216,680	—	216,680

Total	147,851	8,599,760	2,870	8,750,481

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	34,995	—	—	34,995
Debt securities	2,580,563	1,654,591	1,078	4,236,232
Equity securities	76,007	25	307,851	383,883
Capital contributions	—	—	1,976,474	1,976,474
Beneficiary certificates	45,394	2,398,592	1,458,776	3,902,762
Loans	—	794,723	104,505	899,228
Derivative assets	69,316	8,042,895	93,970	8,206,181
Other financial assets in foreign currency	—	—	41,679	41,679
Others	34,299	—	144,840	179,139

Sub-total	2,840,574	12,890,826	4,129,173	19,860,573

Financial assets at FVTOCI
Debt securities	9,895,456	22,250,302	—	32,145,758
Equity securities	382,257	—	557,065	939,322

Sub-total	10,277,713	22,250,302	557,065	33,085,080

Derivative assets (Designated for hedging)	—	37,786	—	37,786

Total	13,118,287	35,178,914	4,686,238	52,983,439

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	35,161	—	—	35,161
Derivative liabilities	11,700	8,883,976	9,449	8,905,125
Securities sold	12,113	—	—	12,113

Sub-total	58,974	8,883,976	9,449	8,952,399

Derivative liabilities (Designated for hedging)	—	202,911	—	202,911

Total	58,974	9,086,887	9,449	9,155,310

(*)

Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is 2,835,187 million Won. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of June 30, 2023 and December 31, 2022 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread and LSMC and Hull-White model.	Risk-free market rate, credit spread, discount rate originated credit grade, stock prices and volatility of interest rate
Beneficiary certificates	The beneficiary certificates classified as Level 2 are measured at net asset value method.	Values of underlying assets such as bond
Derivatives	Fair value is measured by models such as option model (Closed form).	Correlation coefficient, risk-free market rate, volatility, exchange rate, stock prices, etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of June 30, 2023 and December 31, 2022 are as follows:

	Valuation methods	Input variables
Loans

Fair value is measured by using the DCF model (Discounted Cash Flow Model), which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset and T-F model.

Values of underlying assets, volatility, discount rate, volatility of underlying assets, risk-free rate.
Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Binomial Tree and Hull-white more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated credit grade, volatility of interest rate, etc.
Derivatives	Fair value is measured by models such as option model , DCF model, Binomial Tree, T-F model.	Correlation, Discount rate, volatility of stock prices, risk-free rate, terminal growth rate.
Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

①	June 30, 2023

	Fair value measurement methods	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	1.39%~15.1%	Fair value increases as discount rate decreases.
			Volatility of stock	22.82%~41.5%	Variation of fair value increases as volatility of stock increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.28~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.28~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.72%	Fair value increases as discount rate decreases.
			Volatility of stock prices and underlying asset	23.44%~25.64%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	5.12%~20.02%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
			Volatility of Stock prices	34.88%	Variation of fair value increases as volatility of stock increases.
Others	Binomial Tree		Volatility of stock prices and underlying asset	18.95%~49.75%	Variation of fair value increases as volatility of underlying asset and stock price increases.

②	December 31, 2022

	Fair value measurement methods	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices	46.53%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model		Discount rate	1.98%~2.18%	Fair value decreases as discount rate increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	11.74% ~ 97.16%	Variation of fair value increases as volatility of underlying assets increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	28.40%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	0.00%~19.14%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	Fair value measurement methods	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	20.15%~36.19%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended June 30, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	(1)	—	4,000	—	—	5,077
Equity securities	307,851	8,334	5,346	—	38,185	(31,964)	—	327,752
Capital contributions	1,976,474	11,503	66,249	—	292,880	(130,977)	—	2,216,129
Beneficiary certificates	1,458,776	—	43,391	—	154,783	(29,149)	—	1,627,801
Loans	104,505	—	747	—	327,789	(363,636)	—	69,405
Derivative assets	93,970	—	(9,139)	—	10	(4,449)	—	80,392
Other foreign currency financial assets	41,679	—	1,496	—	—	—	—	43,175
Others	144,840	—	7,321	—	18,038	(997)	—	169,202

Sub-total	4,129,173	19,837	115,410	—	835,685	(561,172)	—	4,538,933

Financial assets at FVTOCI
Equity securities	557,065	—	—	(14,306)	138	(2,086)	(23)	540,788
Loans	—	—	—	—	39,698	(8,891)	—	30,807
Sub-total	557,065	—	—	(14,306)	39,836	(10,977)	(23)	571,595

Total	4,686,238	19,837	115,410	(14,306)	875,521	(572,149)	(23)	5,110,528

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,450	—	2,859	—	10	(9,449)	—	2,870

Total	9,450	—	2,859	—	10	(9,449)	—	2,870

(*1)

The losses that increase the amount of debt are expressed as positive (+) and profits that reduce the amount of debt are expressed as negative (-).The statements of comprehensive income includes gain of 162,982 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	2,117	59	—	—	(1,000)	—	1,176
Equity securities	303,985	(4,449)	—	47,955	(14,833)	—	332,658
Capital contributions	1,287,723	157,518	—	419,686	(100,507)	—	1,764,420
Beneficiary certificates	1,104,074	39,954	—	306,097	(60,296)	—	1,389,829
Loans	213,635	5,358	—	367,966	(389,863)	—	197,096
Derivative assets	29,348	49,793	—	2,651	(906)	—	80,886
Others	96,191	12,604	—	27,870	(2,975)	—	133,690

Sub-total	3,037,073	260,837	—	1,172,225	(570,380)	—	3,899,755

Financial assets at FVTOCI
Equity securities	581,455	—	982	303	(26,305)	—	556,435

Total	3,618,528	260,837	982	1,172,528	(596,685)	—	4,456,190

Financial liabilities:
Derivative liabilities	4,641	2,026	—	(1,012)	(3,190)	—	2,465

Total	4,641	2,026	—	(1,012)	(3,190)	—	2,465

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 228,110 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 5,113,398 million Won and 4,695,688 million Won as of June 30, 2023 and December 31, 2022 respectively, equity instruments of 3,819,161 million Won and 3,196,703 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

The sensitivity on fluctuation of input variables by financial instruments as of June 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	June 30, 2023
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	851	(284)	—	—
Loans (*2)	210	(207)	—	—
Debt securities	210	(155)	—	—
Equity securities (*2) (*3) (*4)	12,075	(8,880)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	3,518	(3,426)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	29,608	(22,660)

Total	17,601	(13,689)	29,608	(22,660)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	23	(29)	—	—

Total	23	(29)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The terminal growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2022
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,453	(1,993)	—	—
Loans (*2)	203	(200)	—	—
Debt securities	1	—	—	—
Equity securities (*2) (*3) (*4)	10,146	(8,079)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	2,860	(2,790)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3) (*4)	—	—	24,370	(17,579)

Total	16,400	(13,799)	24,370	(17,579)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	41	(39)	—	—

Total	41	(39)	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,488,257	22,781,585	—	25,269,842	25,949,620
Loans and other financial assets at amortized cost	—	12,782,278	352,914,005	365,696,283	369,016,226
Financial liabilities:
Deposits due to customers	—	333,973,039	—	333,973,039	333,713,217
Borrowings	—	29,224,076	115,313	29,339,389	30,545,104
Debentures	—	42,465,215	—	42,462,215	42,613,485
Other financial liabilities (*)	—	31,292,588	554,824	31,847,412	32,401,667

(*)	Lease liabilities are excluded as of June 30, 2023

	December 31, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	24,623,369	—	27,275,818	28,268,516
Loans and other financial assets at amortized cost	—	6,238,724	345,952,544	352,191,268	355,760,730
Financial liabilities:
Deposits due to customers	—	343,931,576	—	343,931,576	342,105,209
Borrowings	—	26,063,256	2,135,047	28,198,303	28,429,603
Debentures	—	42,918,411	—	42,918,411	44,198,486
Other financial liabilities (*)	—	21,244,664	536,209	21,780,873	22,492,705

(*)	Lease liabilities are excluded as of December 31, 2022

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	32,893	—	3,111,786	—	3,144,679
Securities	12,290,073	34,873,298	25,949,620	—	73,112,991
Loans	952,072	30,807	350,660,700	—	351,643,579
Derivative assets	8,088,541	—	—	70,980	8,159,521
Other financial assets	44,719	—	15,243,740	—	15,288,459

Total	21,408,298	34,904,105	394,965,846	70,980	451,349,229

	June 30, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	32,832	333,713,217	—	333,746,049
Borrowings	99,527	30,545,104	—	30,644,631
Debentures	—	42,613,485	—	42,613,485
Derivative liabilities	8,401,442	—	216,680	8,618,122
Other financial liabilities	—	32,401,667	—	32,401,667

Total	8,533,801	439,273,473	216,680	448,023,954

	December 31, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	34,995	—	2,994,672	—	3,029,667
Securities	10,676,985	33,085,080	28,268,516	—	72,030,581
Loans	899,228	—	343,918,560	—	344,817,788
Derivative assets	8,206,181	—	—	37,786	8,243,967
Other financial assets	43,184	—	8,847,497	—	8,890,681

Total	19,860,573	33,085,080	384,029,245	37,786	437,012,684

	December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	35,161	342,105,209	—	342,140,370
Borrowings	12,113	28,429,603	—	28,441,716
Debentures	—	44,198,486	—	44,198,486
Derivative liabilities	8,905,125	—	202,911	9,108,036
Other financial liabilities	—	22,492,707	—	22,492,707

Total	8,952,399	437,226,005	202,911	446,381,315

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Interest income(expense)	Fees and commissions income(expense)	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	91,617	(63)	—	360,517	78,299	530,370
Financial assets at FVTOCI	436,796	456	(12,163)	(398)	13,706	438,397
Securities at amortized cost	405,262	—	(6,019)	—	—	399,243
Loans and other financial assets at amortized cost	9,044,202	299,513	(780,194)	115,708	—	8,679,229
Financial liabilities at amortized cost	(5,559,178)	694	—	—	—	(5,558,484)
Net derivatives (designated for hedging)	—	—	—	48,982	—	48,982

Total	4,418,699	300,600	(798,376)	524,809	92,005	4,537,737

	For the six-month period ended June 30, 2022
	Interest income(expense)	Fees and commissions income(expense)	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	37,735	6	—	341,427	60,355	439,523
Financial assets at FVTOCI	291,582	1,044	220	(1,650)	18,567	309,763
Securities at amortized cost	188,108	—	(835)	—	—	187,273
Loans and other financial assets at amortized cost	5,695,990	285,632	(483,511)	66,958	—	5,565,069
Financial liabilities at amortized cost	(2,106,454)	1,109	—	—	—	(2,105,345)
Net derivatives (designated for hedging)	—	—	—	84,780	—	84,780

Total	4,106,961	287,791	(484,126)	491,515	78,922	4,481,063

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	June 30, 2023	December 31, 2022	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)(*5)	Freight & staffing services	4.9	4.9	Korea	2023-05-31
Korea Credit Bureau Co., Ltd.(*2)	Credit information	9.9	9.9	Korea	2023-06-30
Korea Finance Security Co., Ltd. (*1)(*5)	Security service	15.0	15.0	Korea	2023-05-31
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2023-06-30
2016KIF-IMM Woori Bank Technology Venture Fund (*8)	Other financial services	—	20.0	Korea	—
K BANK Co., Ltd. (*2)(85)	Finance	12.6	12.6	Korea	2023-05-31
Woori Bank-Company K Korea Movie Asset Fund (*13)	Other financial services	25.0	25.0	Korea	2023-06-30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2023-06-30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2023-06-30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2023-06-30
LOTTE CARD Co., Ltd. (*5)	Credit card and installment financing	20.0	20.0	Korea	2023-03-31
Union Technology Finance Investment Association	Other financial investment	29.7	29.7	Korea	2023-06-30
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2023-06-30
Orient Shipyard Co., Ltd. (*5)	Manufacture of sections for ships	22.7	22.7	Korea	2023-03-31
Joongang Network Solution Co.,Ltd. (*5)	Other information technology and computer operation related services	25.3	25.3	Korea	2023-03-31
Win Mortgage Co.,LTd. (*1)(*5)(*12)	Other financial services	4.5	4.5	Korea	2023-03-31
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2023-06-30
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2023-06-30
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2023-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	June 30, 2023	December 31, 2022	Location	Financial statements as of
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2023-06-30
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2023-06-30
Woori General Private Securities Investment Trust(Bond) No.1 (*12)	Collective investment business	25.0	—	Korea	2023-06-30
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	23.0	27.9	Korea	2023-06-30
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	16.4	9.2	Korea	2023-06-30
Woori General Private Securities Investment Trust(Bond) No.2 (*12)	Collective investment business	27.3	—	Korea	2023-06-30
Woori Smart General Private Equity Investment Trust 1(bond)(*12)	Collective investment business	28.6	—	Korea	2023-06-30

Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2023-06-30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2023-06-30
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2023-06-30
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2023-06-30
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2023-06-30
DS Power Semicon Private Equity Fund	Other financial services	21.0	21.0	Korea	2023-06-30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2023-06-30

Woori Investment Bank Co., Ltd.
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2023-06-30
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.1	0.1	Korea	2023-06-30

Woori Asset Management Co. Ltd.
Woori Star50 feeder fund(H)	Collective investment business	17.5	17.9	Korea	2023-06-30
Woori Together TDF 2025	Collective investment business	22.6	23.6	Korea	2023-06-30
Woori Together TDF 2030	Collective investment business	22.6	23.8	Korea	2023-06-30

Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*2)	Other financial services	4.0	4.0	Korea	2023-06-30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2023-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	June 30, 2023	December 31, 2022	Location	Financial statements as of
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2023-06-30

Woori Venture Partners Co., Ltd.(*14)
KTB-KORUS FUND(*9)	Asset Management	37.5	—	Korea	2023-06-30
KTB China Platform Fund(*9)(*10)(*11)	Asset Management	18.7	—	Korea	2023-06-30
KTBN Venture Fund No.7(*9)(*10)	Asset Management	20.1	—	Korea	2023-06-30
KTBN Venture Fund No.8(*10)	Asset Management	21.7	—	Korea	2023-06-30
KTBN Digital Contents Korea Fund No.9(*9)(*10)	Asset Management	30.0	—	Korea	2023-06-30
KTBN Media Contents Fund(*9)(*10)(*11)	Asset Management	15.0	—	Korea	2023-06-30
KTB China Synergy Fund(*10)(*11)	Asset Management	15.1	—	Korea	2023-06-30
NAVER-KTB Audio Contents Fund(*11)	Asset Management	1.0	—	Korea	2023-06-30
KTBN Venture Fund No.13(*10)(*11)	Asset Management	19.6	—	Korea	2023-06-30
KTBN Future Contents Fund(*10)(*11)	Asset Management	13.3	—	Korea	2023-06-30
KTBN Venture Fund No.16(*11)	Asset Management	10.3	—	Korea	2023-06-30
KTBN Venture Fund No.18(*11)	Asset Management	10.1	—	Korea	2023-06-30
KB-KTB Technology Venture Fund(*11)	Asset Management	18.2	—	Korea	2023-06-30
DAOL 2022 Scaleup Venture Fund	Asset Management	20.0	—	Korea	2023-06-30
DAOL 2022 Start-up Venture Fund	Asset Management	30.1	—	Korea	2023-06-30
KTB-NHN China Private Equity Fund(*9)	Asset Management	33.3	—	Korea	2023-06-30
KTBN GI Private Equity Fund(*11)	Asset Management	5.0	—	Korea	2023-06-30
Chirochem	Medical material Manufacturing	28.6	—	Korea	2023-06-30

Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*5)	Other financial services	47.8	47.8	Japan	2023-04-30

Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1 (*5)	Other financial services	64.0	64.0	Japan	2023-03-31
Woori Zip 2 (*5)	Other financial services	64.0	64.0	Japan	2023-03-31

Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
KG Fashion Co., Ltd.(*3)(*12)	Manufacturing	20.8	—	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
Force Tech Co.,Ltd.(*8)	Manufacturing	—	24.5	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	June 30, 2023	December 31, 2022	Location	Financial statements as of
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*5)	Telecommunication equipment retail sales	20.1	20.1	Korea	2023-03-31
Jinmyung Plus Co., Ltd. (*5)	Manufacturing	21.3	21.3	Korea	2023-03-31

Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	23.5	23.5	Korea	2023-06-30
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2023-06-30
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2023-06-30
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2023-06-30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2023-06-30
Paratus Woori Material Component Equipment joint venture company	Other financial investment	29.9	29.9	Korea	2023-06-30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2023-06-30
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2023-06-30
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2023-06-30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2023-06-30
PCC-Woori LP Secondary Fund	Other financial investment	38.8	38.8	Korea	2023-06-30

Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Other financial services	35.6	35.6	Korea	2023-06-30

Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2023-06-30
NH Woori Newdeal Growth Alpha Private Equity Fund 1(*12)	Other financial services	32.7	—	Korea	2023-06-30

Woori Bank and Woori Asset Management Co. Ltd.
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	25.3	23.1	Korea	2023-06-30

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2023 and December 2022.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of June 30, 2023 and December 2022.
(*4)

Woori G Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 14 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-GP(General Partner) to exercise significant influence.
(*8)	It was excluded from associates in current period.
(*9)	It has been liquidating as of June 30, 2023.
(*10)

In the event of liquidation, if the distribution paid to or to be paid to members falls short of the amount invested, an agreement is made to bear the shortfall in preference to other members within the limit of a certain amount within the investment amount.

(*11)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*12)	It was added to associates in current period.
(*13)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021.
(*14)	It was newly acquired and incorporated into consolidated subsidiaries in the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2023
W Service Networks Co., Ltd.	108	208	(1)	—	—	—	(5)	—	202
Korea Credit Bureau Co., Ltd.	3,313	5,709	1,284	—	—	—	(90)	(429)	6,474
Korea Finance Security Co., Ltd.	3,267	2,374	(113)	—	—	—	—	1,010	3,271
Woori Growth Partnerships New Technology Private Equity Fund	12,942	10,889	(51)	—	—	—	—	—	10,838
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	111	—	—	(9,585)	—	—	—
K BANK Co., Ltd.	236,232	247,789	1,486	—	—	—	—	4,558	253,833
Woori Bank-Company K Korea Movie Asset Fund	—	239	31	—	—	—	—	—	270
Partner One Value Up I Private Equity Fund	5,039	4,278	(3)	—	—	—	—	—	4,275
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	10,285	456	—	—	—	—	—	10,741
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,392	4,355	—	38	—	—	—	—	4,393
LOTTE CARD Co.,Ltd.	346,810	514,131	58,988	—	—	—	(13,199)	(3,600)	556,320
Force TEC Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,243	142	—	—	—	—	—	10,385
Union Technology Finance Investment Association	13,449	14,462	(260)	—	—	(1,188)	—	—	13,014
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Jinmyung Plus Co., Ltd.	—	10	4	—	—	—	—	—	14
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
BTS 2nd Private Equity Fund	5,226	2,881	(130)	2,200	—	—	—	—	4,951
Joongang Network Solution Co.,Ltd.	—	—	17	—	—	—	—	87	104
STASSETS FUND III	1,500	1,230	(159)	—	—	—	—	—	1,071
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
Win Mortgage Co.,LTd.	23	—	70	23	—	—	(2)	—	91
NH Woori Newdeal Growth Alpha Private Equity Fund 1	10,692	—	(167)	10,692	—	—	—	—	10,525
Woori-Q Corporate Restructuring Private Equity Fund	27,063	27,536	1,160	—	—	—	—	—	28,696
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	—	—	—	—	—	—	1,994
Australia Green Energy 1st PEF	4,913	4,858	(24)	—	—	—	—	—	4,834
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,700	1,074	95	1,000	—	(443)	—	—	1,726

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2023
Woori Together TDF 2030	2,000	2,033	138	—	—	—	—	—	2,171
Woori Together TDF 2025	2,000	1,990	120	—	—	—	—	—	2,110
Woori Star50 feeder fund(H)	200	126	7	—	—	—	—	—	133
Portone-Cape Fund No.1	340	464	(181)	—	—	—	—	—	283
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
KIWOOM WOORI Financial 1st Fund	545	953	(8)	—	—	(455)	—	—	490
DeepDive WOORI 2021-1 Financial Investment Fund	327	878	225	—	—	(574)	(74)	—	455
PCC-Woori LP Secondary Fund	10,435	12,984	59	—	—	(4)	—	—	13,039
DS Power Semicon Private Equity Fund	3,000	2,976	211	—	—	—	(218)	—	2,969
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(244)	—	—	—	—	—	19,756
Darwin Green Packaging Private Equity Fund	4,000	3,945	123	—	—	—	(80)	—	3,988
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	28	—	—	—	(77)	(135)	2,671
Woori Seoul Beltway Private Special Asset Fund No.1	10,925	9,874	208	1,158	—	—	(203)	—	11,037
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	112,025	4,511	—	—	—	(3,779)	—	112,757
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	261	—	—	—	(359)	—	10,084
Woori Smart General Private Equity Investment Trust 1(bond)	30,000	—	56	30,000	—	—	—	—	30,056
Woori FirstValue Private Real Estate Fund No.2	40,000	—	86	40,000	—	—	—	—	40,086
Woori FirstValue Private Real Estate Fund No.2	9,000	558	(1)	—	—	—	—	—	557
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	100	102	2	—	—	(48)	(2)	—	54
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,861	(26)	—	—	—	—	—	7,835
HMS-Oriens 1st Fund	12,000	13,252	386	—	—	—	—	—	13,638
Woori G Senior Loan Private Placement Investment Trust No.1	77,505	81,861	1,829	—	—	(2,218)	(1,829)	—	79,643
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(91)	—	—	—	—	—	11,125
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(132)	—	—	—	—	—	17,118

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2023
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	409	—	—	—	(530)	—	18,592
Orchestra Private Equity Fund IV	9,878	9,698	(73)	—	—	—	—	—	9,625
Synaptic Green No.1 PEF	8,000	7,793	(109)	—	—	—	—	—	7,684
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(1,380)	—	—	—	—	—	41,894
IGEN2022No. 1 Private Equity Fund	7,822	8,010	398	—	—	—	(363)	—	8,045
Woori General Private Securities Investment Trust(Bond) No.1	50,000	—	446	50,000	—	—	—	—	50,446
KTB-KORUS FUND	3,626	—	—	—	3,626	—	—	—	3,626
KTB China Platform Fund	17,023	—	—	—	17,023	—	—	—	17,023
KTBN Venture Fund No.7	16,972	—	(44)	—	16,972	—	(703)	—	16,225
KTBN Venture Fund No.8	3,325	—	35	—	3,325	—	—	—	3,360
KTBN Digital Contents Korea Fund No.9	5,329	—	32	—	5,329	—	—	—	5,361
KTBN Media Contents Fund	330	—	12	—	330	—	—	—	342
KTB China Synergy Fund	21,629	—	77	—	21,629	—	—	—	21,706
NAVER-KTB Audio Contents Fund	284	—	(2)	—	284	—	—	—	282
KTBN Venture Fund No.13	13,279	—	45	—	13,279	—	—	—	13,324
KTBN Future Contents Fund	3,892	—	1	—	3,892	—	—	—	3,893
KTBN Venture Fund No.16	17,546	—	800	—	17,546	—	—	—	18,346
KTBN Venture Fund No.18	23,458	—	(101)	2,850	23,458	—	—	—	26,207
KB-KTB Technology Venture Fund	5,755	—	(48)	—	5,755	—	—	—	5,707
DAOL 2022 Scaleup Venture Fund	355	—	(175)	6,861	355	—	—	—	7,041
DAOL 2022 Start-up Venture Fund	2,564	—	(42)	—	2,564	—	—	—	2,522
KTB-NHN China Private Equity Fund	1,272	—	(37)	—	1,272	—	—	44	1,279

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2023
KTBN GI Private Equity Fund	189	—	155	—	189	—	—	46	390
Chirochem	102	—	—	—	102	—	—	—	102
Woori Zip 1	9,021	8,690	(83)	—	—	(234)	—	(425)	7,948
Woori Zip 2	12,518	12,180	(64)	—	—	(410)	—	(593)	11,113
Godo Kaisha Oceanos 1	10,800	8,788	21	—	—	—	(330)	(91)	8,388

	1,389,962	1,305,636	70,812	144,822	136,930	(15,159)	(21,843)	472	1,621,670

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 6 million Won for Orient Shipyard Co.,Ltd., 34 million Won in KG FASHION CO., LTD. and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 6 million Won for Orient Shipyard Co.,Ltd., 34 million Won in KG FASHION CO., LTD..

	For the six-month period ended June 30, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2022
W Service Networks Co., Ltd.	108	183	13	—	—	(4)	—	192
Korea Credit Bureau Co., Ltd.	3,313	9,423	(4,104)	—	—	—	—	5,319
Korea Finance Security Co., Ltd.	3,267	3,101	(251)	—	—	—	—	2,850
Woori Growth Partnerships New Technology Private Equity Fund	13,731	12,448	579	—	(1,260)	—	—	11,767
2016KIF-IMM Woori Bank Technology Venture Fund	8,056	12,629	(1,277)	—	(340)	(616)	—	10,396
K BANK Co., Ltd.	236,232	239,493	5,575	—	—	—	(2,890)	242,178
Woori Bank-Company K Korea Movie Asset Fund	—	345	—	—	—	—	—	345
Partner One Value Up I Private Equity Fund	5,039	6,575	(3,032)	—	—	—	—	3,543
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	9,736	11,153	1,249	—	—	—	—	12,402
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,305	4,255	—	50	—	—	—	4,305
LOTTE CARD Co.,Ltd.	346,810	458,295	23,843	—	—	(12,960)	5,572	474,750
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,070	59	—	—	—	—	10,129
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	15,000	12,388	(175)	2,250	—	—	—	14,463
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund 2	3,174	3,196	57	—	—	(164)	(254)	2,835
Woori Seoul Beltway Private Special Asset Fund	8,503	7,551	98	1,001	—	(94)	—	8,556
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	10,000	10,023	(1)	—	—	(73)	—	9,949
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	200,000	151,822	596	50,000	—	(1,972)	—	200,446
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	35	10,000	—	(48)	—	9,987
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2022
Portone-Cape Fund No.1	340	489	(20)	—	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(9)	—	—	—	—	964
DeepDive WOORI 2022-1 Financial Investment Fund	1,000	993	(10)	—	—	—	—	983
Darwin Green Packaging Private Equity Fund	4,000	3,957	419	—	—	(400)	—	3,976
DS Power Semicon Private Equity Fund	3,000	—	157	3,000	—	(192)	—	2,965
Koreawide partners 2nd Private Equity Fund	20,000	—	(137)	20,000	—	—	—	19,863
Woori FirstValue Private Real Estate Fund No.2	9,000	763	—	—	(199)	—	—	564
Woori High plus G.B. Securities Feeder Fund1(G.B.)	100	100	2	—	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(136)	—	1,239	—	—	1,103
Woori Together TDF 2025	2,000	—	(185)	—	2,193	—	—	2,008
Woori Together TDF 2030	2,000	—	(206)	—	2,247	—	—	2,041
Woori Hanhwa Eureka Private Equity Fund	86	327	(45)	—	(77)	(24)	—	181
Aarden Woori Apparel 1st Private Equity Fund	100	99	(1)	—	—	—	—	98
Woori Dyno 1st Private Equity Fund	2,000	—	(17)	2,000	—	—	—	1,983
Godo Kaisha Oceanos 1	10,800	9,905	8	—	—	(497)	(113)	9,303
Woori Zip 1	10,143	10,496	13	—	—	—	(852)	9,657
Woori Zip 2	14,254	14,732	(74)	—	—	—	(1,196)	13,462
Force TEC Co., Ltd. (*)	—	—	(16)	—	—	—	16	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd	—	—	16	—	—	—	—	16
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,706	7,914	(27)	—	—	—	—	7,887
HMS-Oriens 1st Fund	12,000	12,007	749	—	—	—	—	12,756
Woori G Senior Loan No.1	81,274	88,029	1,900	14,073	(19,888)	(1,829)	—	82,285
Genesis Eco No.1 Private Equity Fund	11,805	11,120	(6)	—	—	—	—	11,114
Paratus Woori Materials, Parts, Equipments Private Equity Fund	17,700	17,493	(118)	—	—	—	—	17,375
Midas No. 8 Private Equity Joint Venture Company	19,000	18,968	(129)	—	—	—	—	18,839
Orchestra Private Equity Fund IV	10,000	—	(232)	10,000	—	—	—	9,768
Synaptic Green No.1 PEF	8,000	—	(134)	8,000	—	—	—	7,866
IGEN2023No. 1 Private Equity Fund	8,000	—	(76)	8,000	—	—	—	7,924
PCC-Woori LP Secondary Fund	10,100	12,350	445	—	—	—	—	12,795
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	20,000	73,787	(3,569)	—	(50,937)	(190)	—	19,091
Woori-Q Corporate Restructuring Private Equity Fund	26,790	46,155	1,270	262	(19,057)	—	—	28,630
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,714	1,653	—	—	—	—	30,367

	1,248,140	1,335,167	6,977	128,636	(89,817)	(19,410)	283	1,361,836

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 81 million Won for POSTECH Co., Ltd. and 1 million Won for KUM HWA Co., Ltd. and the accumulated amount is 878 million Won for POSTECH Co., Ltd. and 3 million Won in KUM HWA Co., Ltd..

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,836	2,734	9,106	780	—	780
Korea Credit Bureau Co., Ltd.	137,431	70,291	79,279	12,744	—	12,744
Korea Finance Security Co., Ltd.	35,877	14,071	20,494	(555)	—	(555)
Woori Growth Partnerships New Technology Private Equity Fund	47,389	424	16	(221)	—	(221)
K BANK Co., Ltd.	18,903,916	17,057,591	359,650	19,310	28,975	48,285
Woori Bank-Company K Korea Movie Asset Fund (*1)	1,080	—	129	124	—	124
Partner One Value Up I Private Equity Fund	18,477	94	188	(11)	—	(11)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	54,087	386	2,669	2,296	—	2,296
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,766	94	1	(190)	—	(190)
LOTTE CARD Co., Ltd. (*2)	21,211,388	18,387,434	676,395	55,136	(12,528)	42,608
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,388	1	69	68	—	68
Union Technology Finance Investment Association	44,098	282	2,251	1,667	—	1,667
KUM HWA Co., Ltd.	4	167	—	—	—	—
Dicustody Co., Ltd.	93	—	—	(2)	—	(2)
Jinmyung Plus Co., Ltd.	582	516	65	(2)	—	(2)
Orient Shipyard Co., Ltd.	10,807	27,225	—	(25)	—	(25)
BTS 2nd Private Equity Fund	25,037	281	4	(650)	—	(650)
Joongang Network Solution Co.,Ltd.	1,521	3,111	2,091	66	—	66
STASSETS FUND III	4,091	306	46	(562)	—	(562)
KG Fashion Co., Ltd.	2,863	2,909	287	(152)	—	(152)
Win Mortgage Co.,LTd.	3,218	1,218	2,216	6	—	6
NH Woori Newdeal Growth Alpha Private Equity Fund 1	32,665	3,271	—	(1,567)	—	(1,567)
Australia Green Energy 1st PEF	122,026	23	228	(616)	—	(616)
Woori Dyno 1st Private Equity Fund	10,213	43	115	31	—	31
Aarden Woori Apparel 1st Private Equity Fund	28,380	87	—	(169)	—	(169)
Woori Star50 feeder fund(H)	758	—	99	29	—	29
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	6,847	29	817	664	—	664
Woori Together TDF 2030	9,610	3	1,618	503	—	503
Woori Together TDF 2025	9,320	7	115	429	—	429
DeepDive WOORI 2021-1 Financial Investment Fund	3,859	34	1,991	1,889	—	1,889
KIWOOM WOORI Financial 1st Fund	5,484	86	—	(88)	—	(88)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,464	50	—	(976)	—	(976)
Darwin Green Packaging Private Equity Fund	19,541	—	759	602	—	602
DS Power Semicon Private Equity Fund	14,194	44	900	815	—	815
Koreawide partners 2nd Private Equity Fund	76,607	2,520	—	(810)	—	(810)
PCC-Woori LP Secondary Fund	33,887	323	441	109	—	109

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	June 30, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Japanese Hotel Real Estate Private Equity Fund No.2	13,457	12	188	148	(681)	(533)
Woori Seoul Beltway Private Special Asset Fund No.1	44,148	2	856	830	—	830
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	568,969	77,916	15,156	13,760	—	13,760
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	61,623	10	2,872	2,749	—	2,749
Woori General Private Securities Investment Trust(Bond) No.2	216,843	106,638	847	205	—	205
Woori Smart General Private Equity Investment Trust 1(bond)	281,047	140,746	974	302	—	302
Woori FirstValue Private Real Estate Fund No.2	67,000	62,357	6	(5)	—	(5)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	96,132	52	1,720	1,603	—	1,603
JC Assurance No.2 Private Equity Fund	121,613	5	—	(607)	—	(607)
Dream Company Growth no.1 PEF	29,747	1,542	1,490	1,395	—	1,395
HMS-Oriens 1st Fund	59,785	6	1,962	1,690	—	1,690
Woori G Senior Loan Private Placement Investment Trust No.1	367,872	20	8,944	8,425	—	8,425
Genesis Eco No.1 Private Equity Fund	38,382	—	—	(315)	—	(315)
Paratus Woori Material Component Equipment joint venture company	58,301	1,049	—	(442)	—	(442)
Midas No. 8 Private Equity Joint Venture Company	65,513	245	1,912	1,435	—	1,435
Orchestra Private Equity Fund IV	34,170	—	—	(258)	—	(258)
Synaptic Green No.1 PEF	36,676	179	2	(521)	—	(521)
Woori-Q Corporate Restructuring Private Equity Fund	82,087	970	—	(976)	—	(976)
Woori-Shinyoung Growth-Cap Private Equity Fund I	120,712	924	(3,008)	(3,723)	—	(3,723)
Woori General Private Securities Investment Trust(Bond) No.1	398,123	196,339	3,785	1,785	—	1,785
IGEN2022No. 1 Private Equity Fund	32,496	113	1,847	1,603	—	1,603
Woori Zip 1	44,615	31,505	1,041	(129)	—	(129)
Woori Zip 2	62,911	44,754	1,531	(99)	—	(99)
Godo Kaisha Oceanos 1	62,894	45,346	1,401	45	—	45
KTB-KORUS FUND	9,669	—	—	—	—	—
KTB China Platform Fund	91,056	—	4	1	—	1
KTBN Venture Fund No.7	80,768	—	3,459	1,405	—	1,405
KTBN Venture Fund No.8	15,567	111	3,709	(654)	—	(654)
KTBN Digital Contents Korea Fund No.9	19,439	1,568	180	(1,929)	—	(1,929)
KTBN Media Contents Fund	2,280	—	176	176	—	176
KTB China Synergy Fund	153,422	9,296	1,804	(47)	—	(47)
NAVER-KTB Audio Contents Fund	28,526	324	1	(329)	—	(329)
KTBN Venture Fund No.13	68,345	390	1,530	1,362	—	1,362
KTBN Future Contents Fund	29,442	246	14	(237)	—	(237)
KTBN Venture Fund No.16	179,826	947	9,754	9,037	—	9,037
KTBN Venture Fund No.18	259,614	1,223	1,766	515	—	515
KB-KTB Technology Venture Fund	31,663	276	69	(490)	—	(490)
DAOL 2022 Scaleup Venture Fund	35,168	9	59	(1,562)	—	(1,562)
DAOL 2022 Start-up Venture Fund	8,375	2	26	(283)	—	(283)
KTB-NHN China Private Equity Fund	3,843	7	—	(9)	132	123
KTBN GI Private Equity Fund	7,847	52	—	2,385	921	3,306
Chirochem	732	375	2,107	148	—	148

(*1)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	7,052	2,825	19,697	1,215	—	1,215
Korea Credit Bureau Co., Ltd.	155,165	100,065	144,907	13,809	—	13,809
Korea Finance Security Co., Ltd.	28,792	12,964	47,043	(3,856)	—	(3,856)
Woori Growth Partnerships New Technology Private Equity Fund	47,394	208	2,978	2,185	—	2,185
2016KIF-IMM Woori Bank Technology Venture Fund	47,979	609	665	(7,839)	—	(7,839)
K BANK Co., Ltd.	16,694,289	14,896,426	491,880	91,059	(32,156)	58,903
Woori Bank-Company K Korea Movie Asset Fund (*1)	989	33	462	324	—	324
Partner One Value Up I Private Equity Fund	18,395	—	(9,431)	(9,831)	—	(9,831)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,804	385	8,092	7,288	—	7,288
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,811	95	1	(383)	—	(383)
LOTTE CARD Co., Ltd. (*2)	19,983,059	17,179,093	1,925,577	268,096	43,162	311,258
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,246	1	218	170	—	170
Union Technology Finance Investment Association	48,991	299	2,300	632	—	632
Dicustody Co., Ltd.	95	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,832	27,225	—	(16,467)	—	(16,467)
BTS 2nd Private Equity Fund	15,012	608	1	(725)	—	(725)
STASSETS FUND III	4,660	313	37	(953)	—	(953)
Japanese Hotel Real Estate Private Equity Fund 2	14,387	13	1,050	968	(1,186)	(218)
Woori Seoul Beltway Private Special Asset Fund No.1	39,497	2	1,028	984	—	984
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	468,357	67,022	14,189	11,804	—	11,804
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	115,781	4,508	1,899	1,763	—	1,763
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,344	26	—	(129)	—	(129)
KIWOOM WOORI Financial 1st Investment Fund	10,597	111	1	(222)	—	(222)
DeepDive WOORI 2021-1 Financial Investment Fund	7,412	37	57	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,332	—	2,215	1,904	—	1,904
DS Power Semicon Private Equity Fund	14,230	44	1,185	937	—	937
Koreawide partners 2nd Private Equity Fund	77,039	2,038	3,020	1	—	1
Woori FirstValue Private Real Estate Fund No.2	67,005	62,357	3	(54)	—	(54)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	73,064	56	3,140	2,874	—	2,874
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,667	12	389	(636)	—	(636)
Woori Together TDF 2025	8,513	16	1,287	(1,018)	—	(1,018)
Woori Together TDF 2030	8,615	—	1,352	(1,108)	—	(1,108)
WOORI Star50 feeder fund(H)	709	—	48	(480)	—	(480)
Aarden Woori Apparel 1st Private Equity Fund	20,750	89	8	(325)	—	(325)
Woori Dyno 1st Private Equity Fund	10,212	43	200	(31)	—	(31)
Australia Green Energy 1st PEF	122,634	14	30	(1,380)	—	(1,380)
Godo Kaisha Oceanos 1	63,741	45,358	2,942	176	—	176
Woori Zip 1	48,309	34,346	2,085	(215)	—	(215)
Woori Zip 2	68,388	48,927	3,069	(198)	—	(198)
Force TEC Co., Ltd.	10,489	24,804	25,182	(2,664)	—	(2,664)
KUM HWA Co., Ltd.	4	159	—	(8)	—	(8)
Jinmyung Plus Co.,Ltd.	696	649	177	(9)	—	(9)
JC Assurance No.2 Private Equity Fund	122,015	3	—	(929)	—	(929)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
Dream Company Growth no.1 PEF	28,351	50	1,695	1,506	—	1,506
HMS-Oriens 1st Fund	58,095	6	3,829	3,279	—	3,279
Woori G Senior Loan Private Placement Investment Trust No.1	378,145	23	18,584	17,496	—	17,496
Genesis Eco No.1 Private Equity Fund	38,700	5	48	(593)	—	(593)
Paratus Woori Material Component Equipment joint venture company	58,311	617	7	(812)	—	(812)
Midas No. 8 Private Equity Joint Venture Company	65,936	242	1,928	977	—	977
Orchestra Private Equity Fund IV	34,427	—	1,580	878	—	878
Synaptic Green No.1 PEF	37,017	—	4	(983)	—	(983)
IGEN2022No. 1 Private Equity Fund	32,362	122	3,166	2,616	—	2,616
PCC-Woori LP Secondary Fund	33,591	168	6,127	1,152	—	1,152
Woori-Q Corporate Restructuring Private Equity Fund	75,973	418	3,019	(4,696)	—	(4,696)
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,824	312	41,780	40,544	—	40,544

(*1)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2023 and December 31, 2022 are as follows:

	June 30, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2022
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(5)

As of June 30, 2023 and December 31, 2022, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	June 30, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,102	4.9	203	—	—	(1)	202
Korea Credit Bureau Co., Ltd.	67,140	9.9	6,656	246	—	(428)	6,902
Korea Finance Security Co., Ltd.	21,807	15.0	3,271	—	—	—	3,271
Woori Growth Partnerships New Technology Private Equity Fund	46,964	23.1	10,838	—	—	—	10,838
K BANK Co., Ltd. (*)	1,844,331	12.6	231,938	21,895	—	—	253,833
Woori Bank-Company K Korea Movie Asset Fund	1,080	25.0	270	—	—	—	270
Partner One Value Up I Private Equity Fund	18,383	23.3	4,275	—	—	—	4,275
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	53,701	20.0	10,740	—	—	1	10,741
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,671	25.0	3,918	—	—	475	4,393
LOTTE CARD Co., Ltd. (*)	2,588,141	20.0	517,628	—	—	38,692	556,320
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,387	100.0	10,386	—	—	(1)	10,385
Union Technology Finance Investment Association	43,816	29.7	13,015	—	—	(1)	13,014
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Dicustody Co., Ltd.	93	1.0	1	—	—	—	1
Jinmyung Plus Co., Ltd.	66	21.3	13	—	—	1	14
Orient Shipyard Co., Ltd.	(16,419)	22.7	(3,732)	—	—	3,732	—
BTS 2nd Private Equity Fund	24,756	20.0	4,951	—	—	—	4,951
Joongang Network Solution Co.,Ltd.	(1,590)	25.3	(403)	—	—	507	104
STASSETS FUND III	3,785	28.3	1,071	—	—	—	1,071
KG Fashion Co., Ltd.	(46)	20.8	(10)	—	—	10	—
Win Mortgage Co.,LTd.	2,000	4.5	90	—	—	1	91
NH Woori Newdeal Growth Alpha Private Equity Fund 1	29,394	32.7	9,781	—	—	744	10,525
Woori-Q Corporate Restructuring Private Equity Fund	81,118	35.6	28,696	—	—	—	28,696
Aarden Woori Apparel 1st Private Equity Fund	28,293	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	10,170	19.6	1,994	—	—	—	1,994
Australia Green Energy 1st PEF	122,002	4.0	4,834	—	—	—	4,834
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	6,817	25.3	1,726	—	—	—	1,726
Woori Together TDF 2030	9,627	22.6	2,171	—	—	—	2,171
Woori Together TDF 2025	9,343	22.6	2,110	—	—	—	2,110
Woori Star50 feeder fund(H)	762	17.5	133	—	—	—	133
Portone-Cape Fund No.1	1,414	20.0	283	—	—	—	283
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
KIWOOM WOORI Financial 1st Fund	5,398	9.1	490	—	—	—	490
DeepDive WOORI 2021-1 Financial Investment Fund	3,825	11.9	455	—	—	—	455

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	June 30, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
PCC-Woori LP Secondary Fund	33,565	38.8	13,039	—	—	—	13,039
DS Power Semicon Private Equity Fund	14,150	21.0	2,969	—	—	—	2,969
Koreawide partners 2nd Private Equity Fund	74,087	26.7	19,756	—	—	—	19,756
Darwin Green Packaging Private Equity Fund	19,541	20.4	3,988	—	—	—	3,988
Japanese Hotel Real Estate Private Equity Fund No.2	13,445	19.9	2,671	—	—	—	2,671
Woori Seoul Beltway Private Special Asset Fund No.1	44,146	25.0	11,037	—	—	—	11,037
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	491,053	23.0	112,757	—	—	—	112,757
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	61,613	16.4	10,084	—	—	—	10,084
Woori General Private Securities Investment Trust(Bond) No.2	110,205	27.3	30,056	—	—	—	30,056
Woori Smart General Private Equity Investment Trust 1(bond)	140,302	28.6	40,086	—	—	—	40,086
Woori FirstValue Private Real Estate Fund No.2	4,643	12.0	557	—	—	—	557
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	96,079	0.1	54	—	—	—	54
JC Assurance No.2 Private Equity Fund	121,609	23.5	28,615	—	(28,615)	—	—
Dream Company Growth no.1 PEF	28,206	27.8	7,835	—	—	—	7,835
HMS-Oriens 1st Fund	59,779	22.8	13,638	—	—	—	13,638
Woori G Senior Loan Private Placement Investment Trust No.1	367,852	21.7	79,643	—	—	—	79,643
Genesis Eco No.1 Private Equity Fund	38,382	29.0	11,125	—	—	—	11,125
Paratus Woori Material Component Equipment joint venture company	57,252	29.9	17,118	—	—	—	17,118
Midas No. 8 Private Equity Joint Venture Company	65,269	28.5	18,592	—	—	—	18,592
Orchestra Private Equity Fund IV	34,170	28.2	9,625	—	—	—	9,625
Synaptic Green No.1 PEF	36,497	21.1	7,684	—	—	—	7,684
Woori-Shinyoung Growth-Cap Private Equity Fund I	119,788	35.0	41,894	—	—	—	41,894
IGEN2022No. 1 Private Equity Fund	32,383	24.8	8,045	—	—	—	8,045
Woori General Private Securities Investment Trust(Bond) No.1	201,785	25.0	50,446	—	—	—	50,446
KTB-KORUS FUND	9,669	37.5	3,626	—	—	—	3,626
KTB China Platform Fund	91,056	18.7	17,023	—	—	—	17,023
KTBN Venture Fund No.7	80,768	20.1	16,225	—	—	—	16,225
KTBN Venture Fund No.8	15,456	21.7	3,360	—	—	—	3,360
KTBN Digital Contents Korea Fund No.9	17,871	30.0	5,361	—	—	—	5,361
KTBN Media Contents Fund	2,280	15.0	342	—	—	—	342
KTB China Synergy Fund	144,126	15.1	21,706	—	—	—	21,706

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	June 30, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
NAVER-KTB Audio Contents Fund	28,202	1.0	282	—	—	—	282
KTBN Venture Fund No.13	67,955	19.6	13,324	—	—	—	13,324
KTBN Future Contents Fund	29,196	13.3	3,893	—	—	—	3,893
KTBN Venture Fund No.16	178,878	10.3	18,346	—	—	—	18,346
KTBN Venture Fund No.18	258,390	10.1	26,207	—	—	—	26,207
KB-KTB Technology Venture Fund	31,387	18.2	5,707	—	—	—	5,707
DAOL 2022 Scaleup Venture Fund	35,160	20.0	7,041	—	—	—	7,041
DAOL 2022 Start-up Venture Fund	8,373	30.1	2,522	—	—	—	2,522
KTB-NHN China Private Equity Fund	3,836	33.3	1,279	—	—	—	1,279
KTBN GI Private Equity Fund	7,794	5.0	390	—	—	—	390
Chirochem	358	28.6	102	—	—	—	102
Woori Zip 1	13,110	64.0	7,948	—	—	—	7,948
Woori Zip 2	18,157	64.0	11,113	—	—	—	11,113
Godo Kaisha Oceanos 1	17,548	47.8	8,388	—	—	—	8,388

(*) The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,227	4.9	209	—	—	(1)	208
Korea Credit Bureau Co., Ltd.	55,100	9.9	5,462	246	—	1	5,709
Korea Finance Security Co., Ltd.	15,828	15.0	2,374	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	47,185	23.1	10,889	—	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	47,370	20.0	9,474	—	—	—	9,474
K BANK Co., Ltd. (*)	1,796,269	12.6	225,894	21,894	—	1	247,789
Woori Bank-Company K Korea Movie Asset Fund	957	25.0	239	—	—	—	239
Partner One Value Up Ist Private Equity Fund	18,395	23.3	4,278	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,419	20.0	10,284	—	—	1	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,716	25.0	3,929	—	—	426	4,355
LOTTE CARD Co., Ltd. (*)	2,570,656	20.0	514,131	—	—	—	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,245	100.0	10,244	—	—	(1)	10,243
Union Technology Finance Investment Association	48,692	29.7	14,463	—	—	(1)	14,462
Dicustody Co., Ltd.	95	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,393)	22.7	(3,721)	—	—	3,721	—
BTS 2nd Private Equity Fund	14,405	20.0	2,881	—	—	—	2,881
STASSETS FUND III	4,347	28.3	1,230	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	14,374	19.9	2,855	—	—	—	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	39,495	25.0	9,874	—	—	—	9,874

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	401,335	27.9	112,025	—	—	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	111,273	9.2	10,182	—	—	—	10,182
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,318	20.0	464	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	10,486	9.1	953	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	7,375	11.9	878	—	—	—	878
Darwin Green Packaging Private Equity Fund	19,332	20.4	3,945	—	—	—	3,945
DS Power Semicon Private Equity Fund	14,186	21.0	2,976	—	—	—	2,976
Koreawide partners 2nd Private Equity Fund	75,001	26.7	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	4,648	12.0	558	—	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	73,008	0.1	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,655	23.1	1,074	—	—	—	1,074
Woori Together TDF 2025	8,497	23.6	1,990	—	—	—	1,990
Woori Together TDF 2030	8,615	23.8	2,033	—	—	—	2,033
WOORI Star50 feeder fund(H)	709	17.9	126	—	—	—	126
Aarden Woori Apparel 1st Private Equity Fund	20,661	0.5	97	—	—	—	97
Woori Dyno 1st Private Equity Fund	10,169	19.6	1,994	—	—	—	1,994
Australia Green Energy 1st PEF	122,620	4.0	4,858	—	—	—	4,858
Godo Kaisha Oceanos 1	18,383	47.8	8,788	—	—	—	8,788
Woori Zip 1	13,963	64.0	8,690	—	—	—	8,690
Woori Zip 2	19,461	64.0	12,180	—	—	—	12,180
Force TEC	(14,315)	24.5	(3,513)	—	—	3,513	—
KUM HWA Co., Ltd.	(155)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	47	21.3	10	—	—	—	10
JC Assurance No.2 Private Equity Fund	122,012	23.5	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,301	27.8	7,861	—	—	—	7,861
HMS-Oriens 1st Fund	58,089	22.8	13,252	—	—	—	13,252
Woori G Senior Loan General Type Private Investment Trust No.1	378,122	21.7	81,861	—	—	—	81,861
Genesis Eco No.1 Private Equity Fund	38,695	29.0	11,216	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	57,694	29.9	17,250	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	65,694	28.5	18,713	—	—	—	18,713
Orchestra Private Equity Fund IV	34,427	28.2	9,698	—	—	—	9,698
Synaptic Green No.1 PEF	37,017	21.1	7,793	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	32,240	24.8	8,010	—	—	—	8,010
PCC-Woori LP Secondary Fund	33,423	38.8	12,984	—	—	—	12,984

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori-Q Corporate Restructuring Private Equity Fund	75,555	35.6	27,536	—	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,512	35.0	43,274	—	—	—	43,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Acquisition cost	509,050	418,775
Accumulated depreciation	(34,631)	(30,982)
Accumulated impairment losses	(86)	(86)

Net carrying value	474,333	387,707

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	387,707	389,495
Acquisition	99,234	—
Disposal	—	(1,194)
Depreciation	(2,580)	(1,977)
Transfer	(1,730)	15,972
Foreign currencies translation adjustments	(8,298)	(5,792)
Others	—	355

Ending balance	474,333	396,859

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,710,366	722,730	237,162	58,654	34,222	—	2,763,134
Right-of-use asset	—	352,196	17,885	—	—	—	370,081

Carrying value	1,710,366	1,074,926	255,047	58,654	34,222	—	3,133,215

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Right-of-use asset	—	349,494	15,589	—	—	—	365,083

Carrying value	1,695,357	1,080,170	276,867	58,352	32,184	—	3,142,930

(2)	Details of premises and equipment (owned) as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,711,026	1,086,881	1,173,980	477,024	34,222	20	4,483,153
Accumulated depreciation	—	(364,151)	(936,818)	(418,370)	—	(20)	(1,719,359)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,710,366	722,730	237,162	58,654	34,222	—	2,763,134

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,696,017	1,078,385	1,179,928	470,513	32,184	20	4,457,047
Accumulated depreciation	—	(347,709)	(918,650)	(412,161)	—	(20)	(1,678,540)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	124	4,468	36,436	10,469	2,291	—	53,788
Disposals	(14)	(11)	(12,476)	(401)	(200)	—	(13,102)
Depreciation	—	(16,318)	(49,817)	(10,363)	—	—	(76,498)
Classified as held-for-sale	(1,356)	(2,886)	—	—	—	—	(4,242)
Transfer	5,147	(3,417)	—	—	—	—	1,730
Foreign currencies translation adjustments	1,575	768	1,417	685	58	—	4,503
Changes due to business combinations	9,530	9,530	318	—	—	—	19,378
Others	3	(80)	6	(88)	(111)	—	(270)

Ending balance	1,710,366	722,730	237,162	58,654	34,222	—	2,763,134

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	For the six-month period ended June 30, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	26	7,347	28,207	13,498	33,507	—	82,585
Disposals	(19,021)	—	(626)	(509)	—	—	(20,156)
Depreciation	—	(16,023)	(48,226)	(10,328)	—	—	(74,577)
Classified as held-for-sale	(946)	(898)	—	—	—	—	(1,844)
Transfer	(5,346)	(10,626)	—	—	—	—	(15,972)
Foreign currencies translation adjustments	807	425	2,296	1,349	352	—	5,229
Others	421	(5)	305	85	(440)	—	366

Ending balance	1,695,266	737,184	240,317	55,449	36,590	1	2,764,807

(4)	Details of right-of-use assets as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Building	Properties for business use	Total
Acquisition cost	695,322	36,084	731,406
Accumulated depreciation	(343,126)	(18,199)	(361,325)

Net carrying value	352,196	17,885	370,081

	December 31, 2022
	Building	Properties for business use	Total
Acquisition cost	643,484	32,700	676,184
Accumulated depreciation	(293,990)	(17,111)	(311,101)

Net carrying value	349,494	15,589	365,083

(5)	Details of changes in right-of-use assets for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Building	Properties for business use	Total
Beginning balance	349,494	15,589	365,083
New contracts	104,162	8,063	112,225
Changes in contract	6,162	68	6,230
Termination	(15,529)	(639)	(16,168)
Depreciation	(99,044)	(5,935)	(104,979)
Changes due to business combinations	674	272	946
Others	6,277	467	6,744

Ending balance	352,196	17,885	370,081

	For the six-month period ended June 30, 2022
	Building	Properties for business use	Total
Beginning balance	367,480	18,064	385,544
New contracts	96,102	5,690	101,792
Changes in contract	1,272	42	1,314
Termination	(9,508)	(771)	(10,279)
Depreciation	(110,156)	(5,472)	(115,628)
Others	13,944	30	13,974

Ending balance	359,134	17,583	376,717

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	453,571	2,252	801,845	1,362,181	48,840	6,420	2,675,109
Accumulated amortization	—	(1,681)	(584,568)	(1,062,730)	—	—	(1,648,979)
Accumulated impairment losses	—	—	—	(33,552)	(3,102)	—	(36,654)

Net carrying value	453,571	571	217,277	265,899	45,738	6,420	989,476

	December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	397,527	2,219	754,031	1,244,516	46,231	3,027	2,447,551
Accumulated amortization	—	(1,576)	(541,404)	(1,018,591)	—	—	(1,561,571)
Accumulated impairment losses	—	—	—	(33,552)	(3,314)	—	(36,866)

Net carrying value	397,527	643	212,627	192,373	42,917	3,027	849,114

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	33	47,825	92,814	279	4,397	145,348
Disposal	—	—	—	—	(177)	—	(177)
Amortization(*)	—	(105)	(43,175)	(41,828)	—	—	(85,108)
Impairment losses	—	—	—	—	157	—	157
Transfer	—	—	—	289	—	(289)	—
Changes due to business combinations	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	14,517	—	—	2,660	22	147	17,346
Others	—	—	—	709	(25)	(862)	(178)

Ending balance	453,571	571	217,277	265,899	45,738	6,420	989,476

(*)	Amortization of other intangible assets amounting to 10,093 million Won is included in other operating expenses.

	For the six-month period ended June 30, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	97	40,072	24,334	717	266	65,486
Disposal	—	—	—	(501)	(658)	—	(1,159)
Amortization(*)	—	(125)	(42,354)	(36,861)	—	—	(79,340)
Impairment losses	—	—	—	—	48	—	48
Transfer	—	—	—	182	—	(182)	—
Foreign currencies translation adjustments	9,453	—	(6)	2,201	96	—	11,744
Others	—	—	(32)	2,791	(10)	—	2,749

Ending balance	354,902	695	205,388	185,328	37,800	801	784,914

(*)	Amortization of other intangible assets amounting to 7,274 million Won is included in other operating expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets(*)	June 30, 2023	December 31, 2022
Premises and equipment	13,512	9,589
Others	4,284	4,183

Total	17,796	13,772

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from June 30, 2023, and December 31, 2022.

The Group measured assets held for sale at the lower of fair value less costs to sell and carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current period and classifies the premises as non-current assets held for sale. On the other hand, other assets that are expected to be sold as of the end of the current period are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Lease assets	2,709,878	2,593,578
Prepaid expenses	320,800	287,323
Advance payments	101,050	99,772
Assets for non-business use	29,377	23,340
Others	53,094	57,539

Total	3,214,199	3,061,552

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Financial liabilities at fair value through profit or loss	8,533,801	8,952,399

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Deposits
Gold banking liabilities	32,832	35,161
Borrowings
Securities sold	99,527	12,113
Derivative liabilities	8,401,442	8,905,125

Total	8,533,801	8,952,399

(3)	The Group does not have financial liabilities at fair value through profit or loss designated as upon initial recognition as of June 30, 2023 and December 31, 2022.

(4)

There is no cumulative change in financial liabilities at fair value through profit or loss designated as upon initial recognition due to changes in credit risk as of June 30, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Deposits in local currency:
Deposits on demand	10,435,136	15,627,300
Deposits at termination	262,473,161	270,092,855
Mutual installment	22,220	22,995
Deposits on notes payables	3,307,750	3,675,596
Deposits on Cash Management Account	84,049	60,079
Certificate of deposits	13,290,975	5,255,889
Other deposits	1,149,677	1,196,486

Sub-total	290,762,968	295,931,200

Deposits in foreign currencies:
Deposits in foreign currencies	43,078,165	46,263,943
Present value discount	(130,109)	(92,352)
Customers’ deposits for beneficiary	2,193	2,418

Total	333,713,217	342,105,209

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3 ~ 2.0	2,552,742
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 4.6	2,045,981
Others	The Korea Development Bank and others	0.0 ~ 6.7	10,617,958

Sub-total			15,216,681

Borrowings in foreign currencies
Borrowings in foreign currencies	Export-Import Bank of Korea and others	0.0 ~ 10.0	13,080,042
Bills sold	Others	0.0 ~ 2.7	7,677
Call money	Bank and others	0.4 ~ 6.1	1,083,404
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 13.7	1,210,443
Present value discount			(53,143)

Total			30,545,104

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3 ~ 1.8	3,040,877
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 6.7	9,562,082

Sub-total			14,624,008

Borrowings in foreign currencies
Borrowings in foreign currencies	Export-Import Bank of Korea and others	(0.1) ~ 10.6	11,161,294
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Bank and others	1.6 ~ 5.5	400,071
Bonds sold under repurchase agreements	Other financial institutions	0.2 ~ 6.4	2,313,044
Present value discount			(76,122)

Total			28,429,603

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2023		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	35,073,640	0.8 ~ 7.5	37,132,334
Subordinated bonds	1.9 ~ 5.1	5,943,926	1.9 ~ 5.1	5,835,325
Other bonds	1.6 ~ 17.0	1,647,281	0.8 ~ 17.0	1,271,364

Sub-total		42,664,847		44,239,023

Discounts on bonds		(51,362)		(40,537)

Total		42,613,485		44,198,486

(*)

Included debentures under fair value hedge amounting to 4,435,558 million Won and 3,076,983 million Won as of June 30, 2023 and December 31, 2022 respectively. Also, debentures under cash flow hedge amounting to 1,727,297 million Won and 1,324,812 million Won are included as of June 30, 2023 and December 31, 2022 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Asset retirement obligation	90,903	82,717
Provisions for guarantees(*1)	78,492	76,508
Provisions for unused loan commitments	127,127	106,033
Other provisions(*2)	312,789	280,607

Total	609,311	545,865

(*1)	Provisions for guarantees includes provision for financial guarantee of 50,482 million Won and 47,969 million Won as of June 30, 2023 and December 31, 2022, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	19,568	(19,568)	—	—
Transfer to expected credit loss for the entire period	(564)	564	—	—
Transfer to credit-impaired financial assets	(30)	(4)	34	—
Provisions used	—	—	—	—
Net provision(reversal)	(2,813)	162	1,117	(1,534)
Others(*)	3,520	(2)	—	3,518

Ending balance	64,177	5,479	8,836	78,492

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	1,246	(1,246)	—	—
Transfer to expected credit loss for the entire period	(205)	205	—	—
Transfer to credit-impaired financial assets	(4)	(35)	39	—
Provisions used	(2,169)	—	—	(2,169)
Net provision(reversal)	(2,794)	11,665	798	9,669
Others(*)	4,816	—	—	4,816

Ending balance	53,720	25,858	7,604	87,182

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	14,241	(14,197)	(44)	—
Transfer to expected credit loss for the entire period	(2,228)	2,229	(1)	—
Transfer to credit-impaired financial assets	(140)	(249)	389	—
Net provision(reversal) of unused amount	17,027	4,153	(207)	20,973
Others	121	—	—	121

Ending balance	96,661	30,124	342	127,127

	For the six-month period ended June 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	11,743	(11,697)	(46)	—
Transfer to expected credit loss for the entire period	(2,715)	2,796	(81)	—
Transfer to credit-impaired financial assets	(133)	(275)	408	—
Net provision(reversal) of unused amount	(5,148)	8,445	(229)	3,068
Others	180	—	—	180

Ending balance	71,367	43,805	372	115,544

(3)	Changes in asset retirement obligation for the six-month periods ended June 30, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	82,717	80,777
Provisions provided	3,099	1,715
Provisions used	(1,187)	(3,684)
Reversal of provisions unused	(118)	(22)
Amortization	707	413
Increase in restoration costs and others	5,685	4,279

Ending balance	90,903	83,478

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of June 30, 2023, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(4)	Changes in other provisions for the six-month periods ended June 30, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	280,607	308,195
Provisions provided	59,272	1,782
Provisions used	(25,079)	(2,231)
Reversal of provisions unused(*)	(2,596)	(51,714)
Foreign currencies translation adjustments	563	5,019
Others	22	16

Ending balance	312,789	261,067

(*)

The Group provided Korean won settlement services for trading transaction settlement between Korea and Iran, investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 urging the bank’s attention without taking any additional sanctions, and New York State Department of Financial Services concluded its investigation in February 2022 without taking any additional sanctions. Meanwhile, in June 2022, the Group reversed the provision related to the investigation of the U.S. Prosecutors, which have not been completed yet, in consideration of the opinion of an independent legal expert that the probability of sanctions by the U.S. Prosecutors in this case is low.

(5)	Others

1)

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 172.1 billion won. In addition, The Group recognized provision amounting to 53.6 billion won for estimated compensation of expected customer loss related to delayed redemption of fund during the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the consolidated company is based on the defined benefit retirement pension plan.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Present value of defined benefit obligation	1,464,944	1,377,545
Fair value of plan assets	(1,727,802)	(1,661,623)

Net defined benefit liabilities(asset) (*)	(262,858)	(284,078)

(*)

Net defined benefit asset amount of 262,858 million Won as of June 30, 2023 is net amount of defined benefit liability of 39,723 million Won and defined benefit asset of 302,581 million Won. Also, net defined benefit asset amount of 284,078 million Won as of December 31, 2022 is net amount of defined benefit liability of 35,202 million Won and defined benefit asset of 319,280 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	1,377,545	1,618,098
Current service cost	65,858	83,104
Interest cost	36,333	24,106
Remeasurements Financial assumption	20,488	(216,698)
Experience adjustments	47,060	27,459
Retirement benefit paid	(81,596)	(77,912)
Foreign currencies translation adjustments	15	93
Others	(759)	244

Ending balance	1,464,944	1,458,494

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	1,661,623	1,591,458
Interest income	45,762	24,925
Remeasurements	(16,325)	(11,466)
Employer’s contributions	122,126	6,000
Retirement benefit paid	(84,943)	(80,807)
Others	(441)	33

Ending balance	1,727,802	1,530,143

(4)	Fair value of plan assets as of June 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Cash and due from banks	1,727,802	1,661,623

Meanwhile, among plan assets, realized returns on plan assets amount to 29,437 million Won and 13,459 million Won for the six-month periods ended June 30, 2023 and 2022, respectively.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans are as follows:(Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Current service cost	65,858	83,104
Net interest income	(9,429)	(819)

Cost recognized in net income	56,429	82,285
Remeasurements (*)	83,873	(177,773)

Cost recognized in total comprehensive income	140,302	(95,488)

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,605 million Won and 2,188 million Won for the six-month periods ended June 30, 2023 and 2022, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Other financial liabilities:
Accounts payable	12,984,670	6,001,858
Accrued expenses	3,946,646	3,219,349
Borrowings from trust accounts	3,968,355	3,475,118
Agency business revenue	466,479	213,845
Foreign exchange payables	593,814	822,446
Domestic exchange settlement credits	5,859,696	4,631,921
Lease liabilities	316,513	319,161
Other miscellaneous financial liabilities	4,603,947	4,148,621
Present value discount	(21,939)	(20,451)

Sub-total	32,718,181	22,811,868

Other liabilities:
Unearned income	355,761	351,633
Other miscellaneous liabilities	329,257	338,524

Sub-total	685,018	690,157

Total	33,403,199	23,502,025

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		June 30, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	187,170	—	—	—	—	—	—
Forwards	2,715,000	—	—	246,784	—	—	—
Swaps	132,920,751	970	—	424,997	—	216,680	347,528
Purchase options	170,000	—	—	9,283	—	—	—
Written options	400,000	—	—	—	—	—	17,798

Currency:
Futures	2,770	—	—	—	—	—	—
Forwards	80,999,452	—	—	2,862,692	—	—	731,213
Swaps	88,761,714	70,010	—	3,351,787	—	—	5,550,175
Purchase options	175,699	—	—	5,775	—	—	—
Written options	44,393	—	—	—	—	—	8

Equity:
Futures	727,871	—	—	—	—	—	—
Forwards	183	—	—	75	—	—	—
Swaps	480,442	—	—	78,289	—	—	2,859
Purchase options	32,327,606	—	—	1,108,859	—	—	—
Written options	32,009,841	—	—	—	—	—	1,751,861

Total	371,922,892	70,980	—	8,088,541	—	216,680	8,401,442

		December 31, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	42,545	—	—	—	—	—	—
Forwards	2,620,000	—	—	249,356	—	—	—
Swaps	136,550,518	2,041	—	440,540	—	193,831	474,158
Purchase options	170,000	—	—	9,308	—	—	—
Written options	310,000	—	—	—	—	—	16,752

Currency:
Futures	51,136	—	—	—	—	—	—
Forwards	90,134,257	—	—	3,083,082	—	—	1,360,535
Swaps	97,197,309	35,745	—	3,105,901	9,080	—	5,500,970
Purchase options	487,852	—	—	23,182	—	—	—
Written options	570,982	—	—	—	—	—	7,929

Equity:
Futures	958,589	—	—	—	—	—	—
Forwards	183	—	—	100	—	—	—
Swaps	568,835	—	—	90,237	—	—	673
Purchase options	29,801,478	—	—	1,204,475	—	—	—
Written options	29,874,836	—	—	—	—	—	1,544,108

Total	389,338,520	37,786	—	8,206,181	9,080	193,831	8,905,125

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, and CD 3M. The nominal amounts of hedging instruments related to USD 1M LIBOR, USD 3M LIBOR, Compounding SOFR, AUD 3M BBSW, CD 3M in the hedging relationships of the Group are USD 270,000,000, USD 2,120,000,000, USD 1,125,000,000, AUD 150,000,000, and KRW 640,000 million, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group judges related uncertainty is expected to be no longer present when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the June 30, 2023, the Group has applied fair value hedge on fixed interest rate debentures on foreign currency amounting to 3,795,737 million Won and debentures on local currency amounting to 639,761 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M, and AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2)	Cash Flow Hedge

As of the June 30, 2023, the Group has applied cash flow hedge debentures on local currency amounting to 229,919 million Won, debentures on foreign currency amounting to 1,497,378 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. Woori Global Markets Asia Limited, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. and and Woori Global Markets Asia Limited.

A portion of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. and Woori Global Markets Asia Limited are hedged in USD denominated foreign currency bonds(Carrying amount as of June 30, 2023: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The loan has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing(offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	June 30, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,675,000,000	300,000,000	2,975,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	640,000	—	—	640,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	270,000,000	270,000,000	—	540,000,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	100,000,000	—	180,000,000
Currency swap (EUR)	—	270,000,000	—	270,000,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	400,000,000	463,959,317	—	863,959,317

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	100,000,000	—	180,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	272,390,437	592,000,000	—	864,390,437

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument as of June 30, 2023 and December 31, 2022 are as follows:

June 30, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swap (USD)	Fixed 3.56% receipt and (C.SOFR)+1.09% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (KRW)	Fixed 3.73% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+1.16% receipt, KRW 2.68% paid, KRW/USD = 1,238.78
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, KRW/USD = 1,140.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, KRW/EUR = 1,344.08
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures (KRW/USD)	1,295.28

December 31, 2022
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swap (USD)	Fixed 2.05% receipt and (C.SOFR)+0.65% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.79% receipt, KRW 0.80% paid, KRW/USD = 1,226.29
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, KRW/USD = 1,140.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.86% paid, KRW/EUR = 1,344.08
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures (KRW/USD)	1,334.37

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	June 30, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,975,000,000	—	216,680	Derivative assets (designated for hedging)	(22,648)
Interest rate Swap(AUD)	150,000,000			Derivative liabilities (designated for hedging)
Interest rate Swap(KRW)	640,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	190,000	970	—	Derivative liabilities (designated for hedging)	(1,071)
Foreign currency translation risk and interest rate risk
Currency swap(USD)	540,000,000	41,185	—	Derivative liabilities (designated for hedging)	27,858
Foreign currency translation risk
Currency swap(USD)	180,000,000	25,452	—	Derivative liabilities (designated for hedging)	7,957
Currency swap(EUR)	270,000,000	3,372	—	Derivative liabilities (designated for hedging)	12,527
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures(USD)	863,959,317	—	1,134,206	Foreign currency denominated debentures	(39,305)

	December 31, 2022
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,375,000,000	—	193,831	Derivative assets (designated for hedging)	(247,765)
Interest rate Swap(AUD)	150,000,000			Derivative liabilities (designated for hedging)
Interest rate Swap(KRW)	150,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	190,000	2,041	—	Derivative liabilities (designated for hedging)	1,690
Foreign currency translation risk and interest rate risk
Currency swap(USD)	270,000,000	17,909	—	Derivative liabilities (designated for hedging)	58,253
Foreign currency translation risk
Currency swap(USD)	180,000,000	17,836	—	Derivative liabilities (designated for hedging)	9,317
Currency swap(EUR)	194,780,000	—	9,080	Derivative liabilities (designated for hedging)	(10,286)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures(USD)	864,390,437	—	1,095,442	Foreign currency denominated debentures	(28,553)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	4,435,498	—	(227,230)	Debentures	18,037	—
Cash flow hedge
Interest rate risk
Debentures	—	229,919	—	—	Debentures	1,071	1,386
Foreign currencies translation risk and interest rate risk
Debentures	—	706,689	—	—	Debentures	(27,858)	1,198
Foreign currencies translation risk
Debentures	—	790,689	—	—	Debentures	(33,012)	(29,475)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,134,206	—	—	Foreign operations net asset	39,305	(49,629)

(*)	After tax amount

	December 31, 2022
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,076,983	—	(199,804)	Debentures	257,911	—
Cash flow hedge
Interest rate risk
Debentures	—	229,892	—	—	Debentures	(3,742)	2,531
Foreign currencies translation risk and interest rate risk
Debentures	—	342,019	—	—	Debentures	(23,296)	8,648
Foreign currencies translation risk
Debentures	—	752,901	—	—	Debentures	11,256	(24,600)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,095,442	—	—	Foreign operations net asset	28,553	(38,797)

(*)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(4,611)	Other net operating income(expense)

		For the six-month period ended June 30, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	16,147	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,071)	—	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	27,858	—	(4,582)	Other net operating income(expense)	(30,726)	Other net operating income(expense)
	Foreign currencies translation risk	20,484	—	(416)	Other net operating income(expense)	(22,867)	Other net operating income(expense)

		For the six-month period ended June 30, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,881	37	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	55,963	—	(1,839)	Other net operating income(expense)	(49,785)	Other net operating income(expense)
	Foreign currencies translation risk	16,747	—	(1,326)	Other net operating income(expense)	(19,332)	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows. (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2023
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(28,928)	—	—

		For the six-month period ended June 30, 2022
		Profit or loss recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Line item which recognized the hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	(43,971)	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Beginning balance	17,964	29,111
New transactions	—	22,124
Amounts recognized in losses	(4,956)	(13,771)

Ending balance	13,008	37,464

In case some variables to measure fair values of financial instruments are not observable in the market, valuation methods are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or loss at the end of June 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

26.	EQUITY

(1)	Details of equity as of June 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Capital
Common stock capital	3,640,303	3,640,303
Hybrid securities	3,411,676	3,112,449
Capital surplus
Capital in excess of par value	643,544	643,544
Others	41,883	38,841

Sub-total	685,427	682,385

Capital adjustments
Treasury stocks	(27,456)	(3,819)
Other adjustments (*1)	(1,647,116)	(1,780,367)

Sub-total	(1,674,572)	(1,784,186)

Accumulated other comprehensive income
Financial assets at FVTOCI	(324,352)	(645,731)
Changes in capital due to equity method	2,796	475
Gain (loss) on foreign currency translation of foreign operations	122,533	(24,202)
Gain (loss) on hedges of net investment in foreign operations	(49,630)	(20,701)
Remeasurements of defined benefit plan	(6,479)	55,235
Gain (loss) on valuation of cash flow hedge	(15,155)	(4,282)

Sub-total	(270,287)	(639,206)

Retained earnings (*2) (*3)	24,452,124	23,750,152
Non-controlling interest (*4)	2,446,592	2,865,445

Total	32,691,263	31,627,342

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Kyongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,839,475 million Won and 2,966,960 million Won as of June 30, 2023 and December 31, 2022, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 300,190 million Won and 181,860 million Won as of June 30, 2023 and December 31, 2022 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,845,529 million Won and 2,344,816 million Won as of June 30, 2023 and December 31, 2022, respectively, are recognized as non-controlling interests. 55,320 million Won and 61,890 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the six-month periods ended June 30, 2023 and 2022.

(2)	The number of authorized shares and others of the Group are as follows:

	June 30, 2023	December 31, 2022
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	728,060,549 Shares
Capital stock	3,640,303 million Won	3,640,303 million Won

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2023	December 31, 2022
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	—
Issuance cost				(8,324)	(7,551)

Total				3,411,676	3,112,449

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(645,731)	434,400	398	(113,419)	(324,352)
Changes in capital due to equity method	475	(2,427)	—	4,748	2,796
Gain(loss) on foreign currency translation of foreign operations	(24,202)	152,117	—	(5,382)	122,533
Gain(loss) on hedges of net investment in foreign operations	(20,701)	(39,306)	—	10,377	(49,630)
Remeasurement gain(loss) related to defined benefit plan	55,235	(83,917)	—	22,203	(6,479)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(4,282)	(10,743)	(476)	346	(15,155)

Total	(639,206)	450,124	(78)	(81,127)	(270,287)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation, and the reclassification adjustments to retained earnings, amounting to 149 million Won and (50) million Won are due to disposal of equity securities at FVTOCI and capital due to equity method, are included.

	For the six-month period ended June 30, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(162,522)	(770,085)	1,650	204,617	(726,340)
Changes in capital due to equity method	(138)	2,419	—	(706)	1,575
Gain(loss) on foreign currency translation of foreign operations	(63,781)	249,478	—	(4,832)	180,865
Gain(loss) on hedges of net investment in foreign operations	—	(60,650)	—	16,679	(43,971)
Remeasurement gain(loss) related to defined benefit plan	(195,944)	177,756	—	(48,883)	(67,071)
Gain(loss) on valuation of derivatives designated as cash flow hedges	5,553	3,497	(21)	(553)	8,476
Capital related to noncurrent assets held for sale	279	(385)	—	106	—

Total	(416,553)	(397,970)	1,629	166,428	(646,466)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments to retained earnings, amounting to (63) million Won, (279) million Won are due to disposal of equity securities at FVTOCI and assets held for sale, are included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial Holding Company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Beginning balance	2,839,475	2,966,960
Planned provision(reversal) of regulatory reserve for credit loss	(268,122)	(127,485)

Ending balance	2,571,353	2,839,475

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Net income before regulatory reserve	667,190	1,613,812	986,832	1,859,304
Provision(reversal) of regulatory reserve for credit loss	(212,909)	(268,122)	(57,538)	(39,096)
Adjusted net income after the provision of regulatory reserve	880,099	1,881,934	1,044,370	1,898,400
Dividends to hybrid securities	(32,738)	(63,152)	(22,224)	(41,375)
Adjusted net income after regulatory reserve and dividends to hybrid securities	847,361	1,818,782	1,022,146	1,857,025
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,165	2,500	1,405	2,552

(6)	Details of changes in treasury stock are as follows (Unit: Korean Won in millions, number of shares):

	For the six-month period ended June 30, 2023
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	343,991	1,981,565	—	2,325,556
Book value	3,819	23,637	—	27,456

	For the six-month period ended June 30, 2022
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	343,991	—	—	343,991
Book value	3,819	—	—	3,819

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 24, 2023, and were paid in April, 2023.

(2)	On July 21, 2023, the Board of Directors has declared an quarterly dividend of 180 Won per share (130,748 million Won in total) and fixed record date as June 30, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

28.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	47,642	91,617	21,062	37,735
Financial assets at FVTOCI	228,548	436,796	149,991	291,582
Financial assets at amortized cost
Securities at amortized cost	200,056	405,262	99,144	188,108
Loans and other financial assets at amortized cost
Interest on due from banks	134,011	265,158	25,983	40,153
Interest on loans	4,418,333	8,741,473	2,967,048	5,638,180
Interest of other receivables	20,149	37,571	9,429	17,657

Subtotal	4,572,493	9,044,202	3,002,460	5,695,990

Total	5,048,739	9,977,877	3,272,657	6,213,415

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Interest on deposits due to customers	2,086,270	4,084,520	793,003	1,441,571
Interest on borrowings	318,066	605,529	109,658	183,688
Interest on debentures	367,334	701,589	219,705	418,513
Other interest expense	80,258	168,239	32,766	62,682
Interest on lease liabilities	2,639	5,007	1,869	3,639

Total	2,854,567	5,564,884	1,157,001	2,110,093

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Fees and commission received for brokerage	35,376	77,040	33,123	70,272
Fees and commission received related to credit	49,903	94,658	53,322	103,119
Fees and commission received for electronic finance	31,006	62,129	32,835	65,952
Fees and commission received on foreign exchange handling	13,832	27,435	14,137	27,810
Fees and commission received on foreign exchange	26,759	46,599	27,328	44,945
Fees and commission received for guarantee	21,783	41,148	28,605	48,112
Fees and commission received on credit card	159,642	308,833	154,277	295,749
Fees and commission received on securities business	16,859	31,753	28,796	56,690
Fees and commission from trust management	68,936	133,465	71,250	138,507
Fees and commission received on credit information	2,931	5,406	2,642	5,097
Fees and commission received related to lease	168,020	331,756	139,431	262,177
Other fees	46,969	101,056	48,937	93,173

Total	642,016	1,261,278	634,683	1,211,603

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	86,521	165,514	79,592	146,503
Credit card commission	126,845	244,986	110,763	211,709
Brokerage commission	436	780	412	687
Others	4,043	7,733	3,232	6,320

Total	217,845	419,013	193,999	365,219

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Dividend income related to financial assets at FVTPL	40,534	78,299	27,908	60,355
Dividend income related to financial assets at FVTOCI	2,391	13,706	3,991	18,567

Total	42,925	92,005	31,899	78,922

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held
Equity securities	2,391	13,706	3,991	18,567

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on financial instruments at FVTPL	122,019	360,517	226,041	341,427

Total	122,019	360,517	226,041	341,427

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2023		Periods ended June 30, 2022
			Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	(2,725)	287,207	131,796	264,431
		Loss on transactions and valuation	(33,925)	(102,508)	(195,672)	(334,705)

		Sub-total	(36,650)	184,699	(63,876)	(70,274)

	Loans	Gain on transactions and valuation	710	4,562	3,085	8,522
		Loss on transactions and valuation	(42)	(1,742)	(1,241)	(2,531)

		Sub-total	668	2,820	1,844	5,991

	Other financial assets	Gain on transactions and valuation	4,023	7,207	7,105	16,478
		Loss on transactions and valuation	(2,184)	(7,398)	(2,661)	(8,191)

		Sub-total	1,839	(191)	4,444	8,287

Sub-total			(34,143)	187,328	(57,588)	(55,996)

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	2,103,949	3,399,512	1,226,728	2,620,659
		Loss on transactions and valuation	(1,773,604)	(3,223,790)	(821,449)	(1,653,940)

		Sub-total	330,345	175,722	405,279	966,719

	Currency derivatives	Gain on transactions and valuation	1,666,912	5,255,412	7,190,283	9,926,389
		Loss on transactions and valuation	(1,739,004)	(5,147,724)	(7,309,919)	(10,498,686)

		Sub-total	(72,092)	107,688	(119,636)	(572,297)

	Equity derivatives	Gain on transactions and valuation	985,723	2,073,732	831,615	1,560,772
		Loss on transactions and valuation	(1,087,820)	(2,183,928)	(833,642)	(1,557,788)

		Sub-total	(102,097)	(110,196)	(2,027)	2,984

	Other derivatives	Gain on transactions and valuation	—	—	13	17
		Loss on transactions and valuation	6	(25)	—	—

		Sub-total	6	(25)	13	17

Sub-total			156,162	173,189	283,629	397,423

Net, total			122,019	360,517	226,041	341,427

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on redemption of securities	67	105	(5)	(8)
Gain(loss) on transactions of securities	(796)	(503)	(1,916)	(1,642)

Total	(729)	(398)	(1,921)	(1,650)

33.	REVERSAL OF(PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of(provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Reversal of(provision for) impairment loss due to credit loss on financial assets at FVTOCI	(11,750)	(12,163)	939	220
Provision for impairment loss due to credit loss on securities at amortized cost	(6,143)	(6,019)	(552)	(835)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(517,794)	(780,194)	(318,974)	(483,511)
Reversal of(provision for) provision on guarantee	(865)	1,534	(3,596)	(9,669)
Provision for unused loan commitment	(19,690)	(20,973)	(8,612)	(3,068)

Total	(556,242)	(817,815)	(330,795)	(496,863)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2023		Periods ended June 30, 2022
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term employee benefits	Salaries	431,716	850,340	408,941	826,173
		Employee fringe benefits	156,230	307,757	135,591	297,882
	Share based payment		3,829	3,460	(530)	6,402
	Retirement benefit service costs		29,633	59,034	42,093	84,473
	Termination		—	6,488	—	118

		Sub-total	621,408	1,227,079	586,095	1,215,048

Depreciation and amortization			124,927	256,566	131,511	262,271
Other general and administrative expenses	Rent		29,682	58,476	20,702	42,763
	Taxes and public dues		60,441	108,466	47,561	90,940
	Service charges		61,316	120,254	58,782	113,272
	Computer and IT related		35,780	66,476	34,428	60,019
	Telephone and communication		20,904	41,809	20,539	39,352
	Operating promotion		11,572	23,843	13,496	24,361
	Advertising		30,083	45,481	34,619	44,964
	Printing		1,251	2,532	1,463	2,868
	Traveling		3,162	6,220	2,572	4,582
	Supplies		1,841	3,787	1,927	3,992
	Insurance premium		3,363	7,056	2,925	5,766
	Maintenance		5,382	11,433	5,130	10,544
	Water, light, and heating		3,809	9,658	3,243	7,979
	Vehicle maintenance		3,636	6,877	3,866	6,772
	Others (*)		2,379	61,903	12,115	21,609

		Sub-total	274,601	574,271	263,368	479,783

	Total		1,020,936	2,057,916	980,974	1,957,102

(*)	It includes 40,047 million won in in-house welfare fund contributions for the six-month periods ended June 30,2023.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Gain on transactions of foreign exchange	205,189	635,264	197,978	323,652
Gain related to derivatives (Designated for hedging)	(7,552)	62,328	52,701	69,151
Gain on fair value hedged items	22,431	28,071	90,392	198,984
Others	64,136	154,247	70,652	142,966

Total	284,204	879,910	411,723	734,753

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Loss on transactions of foreign exchange	208,060	790,825	300,440	387,969
KDIC deposit insurance premium	115,023	227,083	100,061	206,510
Contribution to miscellaneous funds	110,503	214,394	98,686	195,188
Loss on derivatives (Designated for hedging)	25,975	31,384	69,430	183,355
Loss on fair value heged items	(18,173)	10,033
Others (*)	204,160	406,112	158,915	311,016

Total	645,548	1,679,831	727,532	1,284,038

(*)

Other expense includes 10,093 million Won and 7,274 million Won for intangible asset amortization cost and 219,772 million Won and 178,412 million Won for lease depreciation cost for the six-month periods ended June 30, 2023 and 2022, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2023 and December 31, 2022 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		11,517 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		0.5 years
Number of shares remaining	As of June 30, 2023	944,343 shares
	As of December 31, 2022	944,343 shares
Number of shares granted (*2)	As of June 30, 2023	944,343 shares
	As of December 31, 2022	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		10,819 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		1.5 years
Number of shares remaining	As of June 30, 2023	1,105,515 shares
	As of December 31, 2022	1,105,515 shares
Number of shares granted (*2)	As of June 30, 2023	1,105,515 shares
	As of December 31, 2022	1,105,515 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		10,164 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		2.5 years
Number of shares remaining	As of June 30, 2023	968,119 shares
	As of December 31, 2022	968,119 shares
Number of shares granted (*2)	As of June 30, 2023	968,119 shares
	As of December 31, 2022	968,119 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		9,548 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		3.5 years
Number of shares remaining	As of June 30, 2023	292,124 shares
	As of December 31, 2022	—
Number of shares granted (*2)	As of June 30, 2023	292,124 shares
	As of December 31, 2022	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2023 and December 31, 2022, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 37,243 million Won and 41,334 million Won, respectively, which includes 15,737 million Won and 17,494 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Gain on valuation of investments in joint ventures and associates	64,571	74,592	23,745	39,158
Loss on valuation of investments in joint ventures and associates	(731)	(3,609)	(3,641)	(14,146)
Impairment loss of investments in joint ventures and associates	—	—	—	(17,727)

Total	63,840	70,983	20,104	7,285

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Other non-operating income	39,182	60,755	89,603	114,259
Other non-operating expenses	(120,249)	(130,643)	(10,544)	(85,746)

Total	(81,067)	(69,888)	79,059	28,513

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Rental fee income	6,122	10,554	7,637	12,889
Gain on disposal of investments in joint ventures	22,985	22,985	—	561
Gain on disposal of premises and equipment, intangible assets and other assets	3,135	3,372	32,700	41,719
Reversal of impairment loss of premises and equipment, intangible assets and other assets	126	263	(110)	168
Others (*)	6,814	23,581	49,376	58,922

Total	39,182	60,755	89,603	114,259

(*)	Other special gains related to other provisions for the six-month period ended June 30, 2023 and 2022 are 158 million Won and 45,276 million Won, respectively.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Depreciation on investment properties	1,431	2,580	996	1,977
Operating expenses on investment properties	496	974	320	654
Losses on disposal of investments in joint ventures	—	—	(2,257)	116
Losses on disposal of premises and equipment, intangible assets and other assets	735	1,174	802	1,487
Impairment losses of premises and equipment, intangible assets and other assets	6	6	(1)	335
Donation	9,331	10,897	3,429	4,843
Others (*)	108,250	115,012	7,255	76,334

Total	120,249	130,643	10,544	85,746

(*)

Other special losses related to other provisions for the six-month period ended June 30, 2023 and 2022 are 55,460 million Won and 99 million Won, respectively, and other special losses related to employee incidents for the six-month period ended June 30, 2022 are 62,196 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Current tax expense
Current tax expense in respect to the current year	258,528	681,424
Adjustments recognized in the current period in relation to the current tax of prior periods	(19,816)	(15,099)
Corporate tax expense directly reflected in other capital	7,295	—

Sub-total	246,007	666,325

Deferred tax expense
Change in deferred tax assets(liabilities) relating to the temporary differences	384,870	(224,146)
Current tax charged to equity and others directly:	(96,769)	166,428
Others	613	—

Sub-total	288,714	(57,718)

Income tax expense	534,721	608,607

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the June 30, 2023, is 24.9% (The weighted average annual effective tax rate for the June 30, 2022, is 24.7%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2023		Periods ended June 30, 2022
	Three-month	Six-month	Three-month	Six-month
Net profit (loss) attributable to Owners	625,190	1,538,876	922,746	1,761,934
Dividends to hybrid securities	(32,738)	(63,152)	(22,225)	(41,375)
Net income attributable to common shareholders	592,452	1,475,724	900,521	1,720,559
Weighted average number of common shares outstanding (Unit: million shares)	728	728	728	728
Basic EPS (Unit: Korean Won)	814	2,028	1,237	2,364

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the six-month period ended June 30, 2023
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2023-01-01 ~ 2023-06-30	728,060,549	181	131,778,959,369
Treasury stock	2023-01-01 ~ 2023-06-30	(343,991)	181	(62,262,371)
Acquisition of treasury stock	2023-01-01 ~ 2023-06-30	(1,981,565)	14	(28,658,738)

Sub-total (①)				131,688,038,260

Weighted average number of common shares outstanding (②=(①/181)				727,558,222

	For the six-month period ended June 30, 2022
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2022-01-01 ~ 2022-06-30	728,060,549	181	131,778,959,369
Treasury stock	2022-01-01 ~ 2022-06-30	(343,991)	181	(62,262,371)

Sub-total (①)				131,716,696,998

Weighted average number of common shares outstanding (②=(①/181)				727,716,558

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2023 (*)	December 31, 2022 (*)
Confirmed guarantees (*)
Guarantee for loans	49,485	39,684
Acceptances	512,704	501,921
Guarantees in acceptances of imported goods	68,951	97,920
Other confirmed guarantees	7,493,712	6,847,713

Sub-total	8,124,852	7,487,238

Unconfirmed guarantees
Local letters of credit	211,385	150,075
Letters of credit	2,781,700	3,014,228
Other unconfirmed guarantees	1,262,619	1,144,498

Sub-total	4,255,704	4,308,801

Commercial paper purchase commitments and others	771,831	125,547

Total	13,152,387	11,921,586

(*)	Includes financial guarantees of 3,871,057 million Won and 3,095,091 million Won as of June 30, 2023 and December 31, 2022, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Loan commitments	123,631,166	118,172,070
Other commitments (*)	8,132,297	7,107,828

(*)

The amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,730,090 million Won and 2,505,399 million Won as of June 30, 2023 and December 31, 2022, respectively.

(3)	Litigation case

As of June 30, 2023 and December 31, 2022, the contents of the litigation case are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 592 cases (litigation value of 451,437 million Won) and 531 cases (litigation value of 577,128 million Won) as of June 30, 2022 and December 31, 2022 respectively, and provisions for litigations are 31,255 million Won and 33,877 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(4)	Other commitments

1)

As of June 30, 2023, Woori FIS Co., Ltd, a subsidiary, has been provided with a payment guarantee limit of 6,457 million Won in relation to bid guarantees and contract/defect guarantees from the Korean Software Financial Cooperative, but there is no committed amount. In relation to the guarantee, the capital contributions to the Korean Software Financial Cooperative are provided as collateral. In addition, as of June 30, 2023, Seoul Guarantee Insurance Company is providing a payment guarantee of 374 million Won related to the return of subsidy to the daycare center at work.

2)

As of June 30, 2023, Woori FIS Co., Ltd, a subsidiary agreed with Shinhan Bank for short-term borrowings of 20 billion Won for one year (2022.11.16.~2023.11.16.), and there is no outstanding balance of short-term borrowings as of June 30, 2023.

3)	As of June 30, 2023, Woori Savings bank is provided with a guarantee of 1,295 million Won from Seoul Guarantee Insurance Company in relation to provisional attachment for recovery of loans, etc.

4)

As of June 30, 2023, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 67 projects, including a residential-commercial complex in U-dong, Haeundae-gu, Busan. Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust fails to fulfill the obligation of responsible completion. As of June 30, 2023, the total amount of PF(Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business is 3,385,256 million Won. Although additional losses may occur in relation to these contracts for liability obligations, these effects were not reflected in the financial statements at the end of the current quarter because the possibility is not high and the amount of losses cannot be reliably estimated. Also, Woori Asset Trust may lend a trust account for a part of the total project cost in relation to 13 debt-type land trust contracts including Busan Haeundae Udong Beautique Terrace Hotel and responsible completion management land trust contracts in Gyeongseo-dong, Seo-gu, Incheon and Songdo-dong, Yeonsu-gu Incheon, and additional business sites in progress. The maximum loan amount (unused limit) is 50,719 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

5)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2023 and December 31, 2022, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2023 and 2022 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	June 30, 2023	December 31, 2022
Associates	W Service Networks Co., Ltd.	Loans	27	120
		Deposits due to customers	3,190	3,298
		Accrued expenses	7	7
		Other liabilities	91	109
	Korea Credit Bureau Co., Ltd.	Loans	4	2
		Deposits due to customers	933	4,450
		Accrued expenses	1	—
		Other liabilities	—	40
	Korea Finance Security Co., Ltd.	Loans	2,634	3,433
		Loss allowance	(53)	(46)
		Deposits due to customers	1,282	1,764
		Other liabilities	13	6
	LOTTE CARD Co. Ltd.	Loans	—	50,000
		Account receivables	19	16
		Loss allowance	—	(30)
		Other assets	—	—
		Deposits due to customers	19,558	35,986
		Other liabilities	257	74
	K BANK Co., Ltd.	Loans	1	3
		Account receivables	20	31
		Other liabilities	106,028	108,156
	Others (*)	Loans	65,355	68,660
		Loss allowance	(49)	(34)
		Other assets	2,930	768
		Deposits due to customers	13,113	3,622
		Other liabilities	43	119

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, and etc., as of June 30, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six-month periods ended June 30
Related parties		Account title	2023	2022
Associates	W Service Network Co., Ltd.	Other income	—	17
		Interest expenses	14	4
		Fees expenses	266	275
		Other expenses	869	934
	Korea Credit Bureau Co., Ltd.	Interest expenses	9	—
		Fees expenses	1,881	1,773
		Other expenses	73	68
	Korea Finance Security Co., Ltd.	Interest income	105	56
		Interest expenses	1	3
		Provision of allowance for credit loss	14	1
		Other expenses	18	32
	LOTTE CARD Co., Ltd.	Interest income	7	61
		Fees income	2,108	48
		Interest expenses	2,892	530
		Provision of allowance for credit loss	153	1
	K BANK Co., Ltd.	Fees income	109	539
		Fees expenses	248	512
	Others (*)	Interest income	339	354
		Fees income	2,613	3,623
		Other income	632	—
		Interest expenses	8	3
		Provision (reversal) of allowance for credit loss	16	(96)
		Dividend income	372	—

(*)

Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori Growth Partnerships New Technology Private Equity Fund, and etc., for the six-month periods ended June 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Major loan transactions with related parties for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2023
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	147	240	—	27
	Korea Credit Bureau Co., Ltd.	2	6	4	—	4
	Korea Finance Security Co., Ltd.	3,433	225	1,023	—	2,635
	LOTTE CARD Co., Ltd.	50,000	—	50,000	—	—
	K BANK Co., Ltd.	3	11	13	—	1
	One Mortgage	—	139	128	—	11
	Godo Kaisha Oceanos 1	39,814	—	—	(1,930)	37,884
	Woori ZIP 1	11,819	—	—	(573)	11,246
	Woori ZIP 2	16,776	—	—	(813)	15,963
	Joongang Network Solution Co.,Ltd.	251	—	—	—	251

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

		For the six-month period ended June 30, 2022
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	119	117	—	22
	Korea Credit Bureau Co., Ltd.	2	7	8	—	1
	Korea Finance Security Co., Ltd.	3,425	2,196	2,182	—	3,439
	LOTTE CARD Co., Ltd.	3,750	—	1,875	—	1,875
	K BANK Co., Ltd.	99	285	341	—	43
	Godo Kaisha Oceanos 1	43,033	41,467	43,033	(1,934)	39,533
	Woori ZIP 1	12,775	—	—	(1,039)	11,736
	Woori ZIP 2	18,132	—	—	(1,474)	16,658

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

(4)	Details of changes in major deposits due to customers with related parties for the six-month periods ended June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2023
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	One Mortgage	—	600	300	300

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the six-month period ended June 30, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	329	250	329	250

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the six-month periods ended June 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2023	December 31, 2022	Warranty
Korea Finance Security Co., Ltd.	1,226	627	Unused loan commitment
Korea Credit Bureau Co., Ltd.	31	33	Unused loan commitment
W Service Network Co., Ltd.	153	60	Unused loan commitment
K BANK Co., Ltd.	299	297	Unused loan commitment
LOTTE CARD Co. Ltd.	498,400	450,000	Unused loan commitment
One Mortgage	39	—	Unused loan commitment
D-Custody Co., Ltd.	5	10	Unused loan commitment

As of June 30, 2023 and December 31, 2022, the provision for unused commitments recognized are 269 million Won and 80 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	June 30, 2023	December 31, 2022	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	35,987	37,146	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,555	12,555	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	288	325	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	39	39	Securities purchase commitment
BTS 2nd Private Equity Fund	4,774	6,974	Securities purchase commitment
STASSETS FUND III	13,500	13,500	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment
NH Woori Newdeal Growth Alpha Private Equity Fund 1	51,090	—	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(8)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the for the six-month periods ended June 30, 2022 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2022
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori Long-term government bond securities Investment Trust No.1	—	1,951
WOORI Republic of Korea Treasury Bond Active ETF(Bond)	3,000	—
Woori K-New Opening Target Return Securities Investment Trust(Equity)	200	—
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori Two-year Bond Securities Investment Trust 2(Bond)	—	213
Woori Bank Plus Public Offering stock 10 securities Investment Trust 2(Bond Mixed)	200	—
Woori High Plus Bond Sec Feeder Inv Trust 3(USD)	—	1,052
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	443
Woori 2023 Maturity Securities Investment Trust(Bond)	200	—
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	550	—

(*)	Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Short-term employee salaries	10,734	12,099
Retirement benefit service costs	519	445
Share-based compensation	1,445	2,794

Total	12,698	15,338

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 2,982 million Won and 3,620 million Won, as of June 30, 2023 and December 31, 2022, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 36,235 million Won and 12,660 million Won, respectively, as of June 30, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	June 30, 2023
	Total investment in lease	Net investment in lease
Within one year	198,210	182,234
After one year but within two years	282,735	264,133
After two years but within three years	435,977	402,690
After three years but within four years	464,677	415,080
After four years but within five years	183,304	153,089
After five years	4	4

Total	1,564,907	1,417,230

	December 31, 2022
	Total investment in lease	Net investment in lease
Within one year	160,181	146,749
After one year but within two years	231,075	215,497
After two years but within three years	366,599	338,709
After three years but within four years	501,034	452,099
After four years but within five years	368,420	314,696
After five years	19	18

Total	1,627,328	1,467,768

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Total investment in lease	1,564,907	1,627,328
Net investment in lease	1,417,230	1,467,768
Present value of minimum lease payments	1,417,230	1,467,768
Present value of unguaranteed residual value	—	—

Unearned interest income	147,677	159,560

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Prepaid lease assets	2,013	3,121
Operating lease assets
Acquisition cost	3,514,356	3,320,275
Accumulated depreciation	(806,491)	(729,818)
Net carrying value	2,707,865	2,590,457

Total	2,709,878	2,593,578

②	The details of changes in operating lease assets as of June 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	June 30, 2023	June 30, 2022
Beginning balance	2,590,457	1,778,308
Acquisition	443,068	805,277
Disposal	(101,538)	(58,437)
Depreciation	(219,772)	(178,412)
Others	(4,350)	19,576

Ending balance	2,707,865	2,366,312

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Within one year	629,325	567,998
After one year but within two years	579,539	526,899
After two years but within three years	447,741	420,244
After three years but within four years	257,847	275,080
After four years but within five years	68,305	86,606

Total	1,982,757	1,876,827

④	There are no adjusted lease payments recognized as profit or loss for the six-month periods ended June 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2023	December 31, 2022
Lease payments
Within one year	128,010	170,781
After one year but within five years	148,570	152,145
After five years	24,291	33,007

Total	300,871	355,933

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Total cash outflows from lease	104,691	93,226

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2023	2022
Lease payments for short-term leases	429	5,645
Lease payments for which the underlying asset is of low value	704	650
Variable lease payments	15,030	—

Total	16,163	6,295

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

41.	BUSINESS COMBINATION

(1)	General

As of March 23, 2023, the Group acquired 53.9% interest(excluding treasury stocks, 52.0% interest including treasury stocks) in Daol Investment CO., Ltd. and changed the name of Daol Investment CO., Ltd. to Woori Venture Partners. The main reasons for the business combination are to maximize synergy between the consolidated subsidiaries and to strengthen the non- banking business portfolio.

If Woori Venture Partners had been acquired from January 1, 2023, the consolidated statement of comprehensive income would have shown operating profit and net income of Woori Venture Partners for 7,211 and 6,154 million Won, respectively.

(2)	Identifiable net assets

Identified assets and liabilities as of the acquisition date are as follows (Unit: Korean Won in millions):

	Accounts	March 31, 2023
Assets	Cash and cash equivalent	2,879
	Financial assets at FVTPL	38,385
	Loans and other financial assets at amortized cost(*1)	124,904
	Investments in joint ventures and associates	136,930
	Premises and equipment	20,349
	Intangible assets(*2)	21,454
	Current tax assets	33
	Others	41

	Sub-total	344,975

Liabilities	Current tax liabilities	7,938
	Deferred tax liabilities	11,593
	Other financial liabilities	1,000
	Other liabilities	14,971

	Sub-total	35,502

Fair value of net identifiable assets		309,473

(*1)

The acquired financial assets at amortized cost were estimated at fair value. The contractual total of the financial assets at amortized cost of Woori Venture Partners is 127,384 million Won, and the contractual cash flows that are not expected to be recovered as of the acquisition date are 2,480 million Won.

(*2)

The intangible assets include 18,880 million Won in customer relationships as a result of business combination and were valued at fair value through the Multi-period excess earning method (MEEM) as they were judged separately identifiable intangible assets. Multi-period excess earning method is a method to estimate the future cash flows generated by each intangible asset and to discount the cash flows generated purely by that intangible asset to its present value by deducting the portion of the asset’s contribution to that cash flow generation.

If, within one year of the acquisition date, new information obtained about the facts and circumstances that existed at the acquisition date requires the adjustment of the amounts recognized at the acquisition date, or the recognition of additional provisions existing at the acquisition date, the accounting for the business combination will be adjusted.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 AND 2022 (UNAUDITED)

(3)	Goodwill

Recognized goodwill as a result of business combination are as follows (Unit: Korean Won in million):

Woori Venture Partners
Transfer price	212,522
Fair value of net identifiable asset	309,473
Non-controlling interest (*)	138,478
Goodwill	41,527

(*)	Non-controlling interests were recognized at fair value applying the closing price on the acquisition date of Woori Venture Partners.

In the event of a business combination, the consideration transferred includes the premium paid to acquire Woori Venture Partners which results in goodwill. In addition, the consideration paid for the business combination includes expected synergies, revenue growth, and the amount related to future market growth.

The Group also acquired a relationship with a customer of Woori Venture Partners as part of the acquisition. These relationships with customers were recognized separately from goodwill because they met the reparability criteria to meet the recognition requirements for intangible assets.

(4)	Net cash outflow due to business combination

Details of net cash outflows due to business combination are as follows (Unit: Korean Won in million):

Woori Venture Partners
Consideration paid in cash	212,522
Acquired cash and cash equivalents	2,879

Deduction in total	209,643

42.	EVENTS AFTER THE REPORTING PERIOD

(1)

The Group has entered into a stock exchange agreement with Woori Investment Bank Co., Ltd., a subsidiary, on June 1, 2023, in which the Group provide 0.0624346 common stock of Woori Financial Group Inc. for 1 common stock of Woori Investment Bank Co., Ltd. to shareholders of Woori Investment Bank Co., Ltd. excluding the Group. On July 21, 2023, the Board of Directors and the general meeting of Woori Investment Bank Co., Ltd., in lieu of the Group’s shareholders’ meeting, approved a comprehensive stock exchange. In this regard, the new shares to be issued by the Group are planned to be listed on August 28, 2023.

(2)

The Group has entered into a stock exchange agreement with Woori Venture Partners Co., Ltd., a subsidiary, on June 1, 2023, in which the Group provide 0.2234440 common stock of Woori Financial Group Inc. for 1 common stock of Woori Venture Partners Co., Ltd. to shareholders of Woori Venture Partners Co., Ltd. excluding the Group. On July 21, 2023, the Board of Directors and the general meeting of Woori Venture Partners Co., Ltd., in lieu of the Group’s shareholders’ meeting, approved a comprehensive stock exchange. In this regard, the new shares to be issued by the Group are planned to be listed on August 28, 2023.

(3)

On July 21, 2023, in accordance with a resolution of the Board of Directors, the Group declared the quarterly dividend of 180 Won per share (total dividend of 130,748 million Won) with June 30, 2023 as base date.